Exhibit 99

2009 ANNUAL REPORT

Financial Highlights 2009 Company Overview Magna, the most diversified global automotive supplier, designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Our capabilities include: complete vehicle engineering & assembly body & chassis systems interior systems seating systems exterior systems roof systems powertrain systems vision systems electronic systems closure systems hybrid & electric vehicles/systems Magna has approximately 72,500 employees in 238 manufacturing operations and 79 product development, engineering and sales centres in 25 countries. A protoype of the Ford Focus BEV jointly developed by Ford and Magna. 800 700 600 500 400 300 200 100 0 (100) (200) (300) (400) (500) Net Income (Loss) (U.S.$ Millions) 07 08 09 Diluted Earnings (Loss) Per Share (U.S.$) 6.00 5.00 4.00 3.00 1.00 0 2.00 (1.00) (2.00) (3.00) (4.00) (5.00) 07 08 09 1,200 800 600 1,000 400 200 0 (200) (400) (600) Operating Income (Loss) (U.S.$ Millions) 07 08 09 Sales (U.S.$ Billions) 25 20 15 10 5 05 06 07 08 09 04 03 02 01 00 30

Global Operations

(As of December 2009)



Europe: Austria 15 9
Belgium 2
Czech Republic 8 2
England 8 1
France 4 2
Germany 35 15
Hungary 1 1
Ireland 1
Italy 3 1
Poland 5 1
Russia 3 1
Slovak Republic 3
Spain 3
Sweden 1
Turkey 1
North America: Canada 43 10
United States 47 16
Mexico 30 2
South America: Brazil 2 1
Africa: South Africa 3
Asia Pacific: China 16 5
India 2 4
Japan 4
Korea 3 2
Thailand 1
Manufacturing Operations: 238
Product Development, Engineering and Sales Centres: 79

Operating Principles

Magna's entrepreneurial corporate culture, highlighted in the principles shown here, is the reason for Magna's success and our greatest competitive advantage.

Decentralized Operating Structure
Magna's manufacturing divisions operate as independent profit centres aligned by geographic region in each of our product areas. This decentralized structure prevents bureaucracy and makes Magna more responsive to customer needs and changes within the global automotive industry, as well as within specific regions.

Employee Involvement
By keeping operating units relatively small and flexible, Magna fosters greater employee involvement and initiative. This environment also allows Magna to recognize and reward individuals' contributions and maintain open communication.

Entrepreneurial Managers
Entrepreneurial, hands-on managers with strong tooling, engineering and manufacturing backgrounds run Magna's divisions. Division managers are responsible for ensuring profitability, achieving customer satisfaction and upholding the principles of the Magna Employee's Charter.

Employee Profit Sharing and Ownership
Through the Equity Participation and Profit Sharing Program, eligible employees receive ten percent of Magna's qualifying annual profits before tax. As part-owners working in an environment where productivity is rewarded, Magna employees are motivated to produce quality products at competitive prices.

Total Number of Employees

(As of December 2009)



Europe – 27,900
North America – 38,850
South Africa – 100
South America – 825
Asia Pacific – 4,825

Magna's capabilities include:

Vehicles & Powertrain



Complete Vehicle Engineering & Assembly
Magna Steyr

- Engineering Services
- Complete Vehicle Production
- Systems & Modules



Powertrain Systems
Magna Powertrain

- Driveline & Chassis Control Systems
- Fluid Pressure & Controls
- Stampings
- Die Castings
- Engineering Services & System Integration



Roof Systems
Magna Steyr

- Soft Tops
- Retractable Hard Tops
- Panoramic Roof Modules
- Removable Roof Systems
- Integrated Cargo Carriers

E-Car Systems


Ford

Hybrid & Electric Vehicles/Systems
Magna E-Car Systems

- Battery Cells & Packs
- Hybrid & Electric Vehicle Development & Production
- System Development and Delivery for Hybrid & Electric Vehicles

Electronics



Electronic Systems
Magna Electronics

- Driver Assistance & Safety
- Intelligent Power Systems
- Engine Electronics & Liquid Sensors
- Industrial Products
- Body Electronics
- Lighting Systems

Exteriors & Interiors



Exterior Systems
Magna Exteriors and Interiors

- Front & Rear End Fascia Systems
- Sealing Systems
- Exterior Trim
- Class A Composite Panels
- Engineered Glass
- Structural Components
- Under Hood & Underbody Components
- Sheet Molding Compound (SMC) Material



© BMW AG

Interior Systems
Magna Exteriors and Interiors

- Sidewall & Trim Systems
- Cockpit Systems
- Cargo Management Systems
- Overhead Systems
- Carpet & Loadspace Systems



Vision Systems
Magna Mirrors

- Electronic Vision Systems
- Exterior Mirrors
- Interior Mirrors
- Electrochromatic (Self-Dimming) Mirror Glass
- Actuators



Closure Systems
Magna Closures

- Door Modules
- Window Systems
- Power Closure Systems
- Latching Systems
- Handle Assemblies
- Driver Controls



Seating Systems
Magna Seating

- Complete Seating Solutions
  - Reconfigurable Systems
  - Foam and Trim Solutions
  - Safety and Comfort Systems Integration
- Power and Manual Seat Mechanism Systems
- Core Seat Structures

Body & Chassis Systems



Body & Chassis Systems
Cosma International

- Body Systems
- Chassis Systems
- Technology, Engineering & Tooling Systems

Magna International Inc. Financial Review and Other Information 2009 The Chairman’s Message 1 The Magna Corporate Constitution 2 The Magna Employee’s Charter 3 Management’s Message to Shareholders 4 Financial Review and Other Information Management’s Discussion and Analysis of Results of Operations and Financial Position 6 Management’s Responsibility for Financial Reporting 38 Independent Auditors’ Report on Financial Statements 39 Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States) 40 Consolidated Statements of Comprehensive (Loss) Income 41 Consolidated Statements of Retained Earnings 42 Consolidated Statements of Cash Flows 42 Consolidated Balance Sheets 43 Notes to the Consolidated Financial Statements 44 Supplementary Financial and Share Information 79 Corporate Directory Inside Back Cover

Magna International Inc. 2009 Annual Report 1 Frank Stronach Chairman of the Board The Chairman’s Message The past year was another difficult year for the automotive industry, although there have been a number of positive signs that we may finally be emerging from one of the sharpest downturns in history. I believe that the worst is now behind us, particularly in North America, where North American-based OEMs are much leaner and more cost-effective than they were prior to the downturn. However, I also believe that the North American automotive industry still needs to do more in order to remain globally competitive over the long term, especially given the fact that global competition will only intensify in the years ahead. In 2008, we were working together with General Motors on a plan to expand the Opel brand into the Russian market. When General Motors announced early last year that it was selling its Adam Opel GmbH automotive division, we made an offer to acquire an interest in Opel together with our Russian financial partner, Sberbank. General Motors would have retained a strategic ownership stake in Opel. It was our view that a partnership among GM, Magna and a Russian company would strategically position all parties to capitalize on major growth opportunities in the Russian market. GM’s employees’ representatives liked the way Magna operated and were supportive of working with us. In exchange for the significant concessions the unions were prepared to make, we proposed that they have a minority equity stake, which was in line with the Magna philosophy of making employees part-owners. The German government backed our bid and believed our proposal was a viable solution concerning Opel. At the end of the day, we believed that we could be of service to GM, our largest customer, as well as to the German government, which was eager to save tens of thousands of jobs in that country. We understood our role as being the co-ordinator or facilitator between GM, the German government and our Russian partners in order to meet the common objectives of all of the parties involved. Naturally, we had some reservations within Magna. We were concerned that it could be perceived that we would have ended up indirectly competing with some of our customers. We were also concerned that the proposed Opel deal would have required a significant investment on our part. When General Motors finally decided not to pursue the proposed arrangement with regard to Opel, we did not view their announcement as a significant setback, nor did we consider it a roadblock in terms of our long-term strategic direction. We remain committed to doing whatever we can to support General Motors as it continues to restructure its European operations, as well as supporting all of our customers throughout the world. As for Russia, we still view it as an important market for Magna with significant potential for long-term growth and we will continue to expand our presence there. Going forward, we intend to focus on significantly strengthening and deepening our expertise in electric vehicle development and electric vehicle systems. Our goal is to become the world’s leading supplier of hybrid and electric vehicle components and systems to all of the world’s major automakers. We see a potentially large and very promising market in this rapidly growing segment of our industry and a great future for our company in this area. We will also continue to explore ways to leverage our technological and manufacturing capabilities to diversify into promising new industries such as alternative energy. In closing, I wish to thank our employees and managers for all of their efforts and sacrifices over the past year. I also wish to thank our customers for their support and understanding during what was a turbulent time for everyone in the industry. Although some difficulties still lie ahead, I believe the future of the automotive industry remains bright. Globally, the industry continues to grow, and the desire of individuals everywhere around the world to have their own personal transportation – be it gas-powered or electric – remains as powerful as ever. I am confident that more and more of the parts and systems on those vehicles of the future will be engineered and manufactured by Magna. /s/ Frank Stronach Frank Stronach Chairman of the Board

Magna International Inc. 2009 Annual Report 2 The Magna Corporate Constitution Employee Equity and Profit Participation Ten percent of Magna’s qualifying profit before tax will be allocated to eligible employees. These funds will be used for the purchase of Magna shares in trust for eligible employees and for cash distributions to eligible employees, recognizing length of service. Shareholder Profit Participation Magna will distribute, on average over a three-year period, not less than 20 percent of its annual net profit after tax to shareholders. Management Profit Participation To obtain long-term contractual commitment,Magna provides a compensation arrangement to corporate management which allows for base salaries comparable to industry standards, plus incentive bonuses, in total, of up to six percent of its profit before tax. Research and Development Magna will allocate a minimum of seven percent of its profit before tax for research and development to ensure its long-term viability. Social Responsibility Magna will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society. Minimum Profit Performance Management has an obligation to produce a profit. If Magna does not generate a minimum after-tax return of four percent on share capital for two consecutive years,Magna’s Class A shareholders, voting as a class, will have the right to elect additional directors. Unrelated Investments Magna Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna’s equity. Board of Directors Magna believes that outside directors provide independent counsel and discipline. A majority of the members of Magna’s Board of Directors will be outsiders. Constitutional Amendments A change to Magna’s Corporate Constitution will require the approval of its Class A and Class B shareholders, with each class voting separately. Magna’s Corporate Constitution publicly declares and defines the rights of employees and investors to participate in our profits and growth while also imposing certain disciplines on management. These features strike a balance between employees, investors and management while allowing us to maintain an entrepreneurial environment that encourages productivity. Magna is a public company with two classes of shares: a Class B share which carries a multiple vote, held by management and its associates, and a Class A Subordinate Voting share for investors and employees which carries a single vote. This share structure has been in place since 1978 and enables management to have operating control of Magna on a day-to-day basis, provided it adheres to the Corporate Constitution. The simplified summary of Magna’s Corporate Constitution (above) is qualified by the actual text of the Corporate Constitution as contained in Magna’s Articles of Incorporation.

Magna International Inc. 2009 Annual Report 3 The Magna Employee’s Charter Magna is committed to an operating philosophy which is based on fairness and concern for people. This philosophy is part of Magna’s Fair Enterprise culture in which employees and management share in the responsibility to ensure the success of the company. It includes these principles: Job Security Being competitive by making a better product for a better price is the best way to enhance job security. Magna is committed to working together with you to help protect your job security. To assist you, Magna will provide: Job Counselling Training Employee Assistance Programs A Safe and Healthful Workplace Magna strives to provide you with a working environment which is safe and healthful. Fair Treatment Magna offers equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism. Competitive Wages and Benefits Magna will provide you with information which will enable you to compare your total compensation, including total wages and total benefits, with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted. Employee Equity and Profit Participation Magna believes that every employee should share in the financial success of the company. Communication and Information Through regular monthly meetings between management and employees and through publications, Magna will provide you with information so that you will know what is going on in your company and within the industry. The Hotline Should you have a problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline Investigators will answer your call. The Hotline is committed to investigate and resolve all concerns or complaints and must report the outcome to Magna’s Global Human Resources Department. Employee Relations Advisory Board The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Magna operates within the spirit of the Magna Employee’s Charter and the principles of Magna’s Corporate Constitution.

Magna International Inc. 2009 Annual Report 4 Management’s Message to Shareholders Operations Overview Magna emerged from an extremely challenging year in the automotive industry well positioned to expand our global footprint, strengthen our capabilities and diversify our customer base. Year-over-year sales declined 27% to $17.4 billion. This was largely due to decreases in our North American and European production sales, which were directly related to significant declines in North American and European vehicle production volumes, as well as a decrease in complete vehicle assembly sales. However, we posted a 31% increase in Rest of World production sales, our eighth straight year of increase. The restructuring and downsizing actions we have undertaken over the past few years, coupled with a number of cost saving measures implemented in 2009, all helped to mitigate the impact of the severe downturn in vehicle production volumes, particularly in North America and Western Europe. These actions were not enough to allow us to avoid reporting our first operating loss since 1990. Nevertheless, we were able to generate $527 million in cash from operations in 2009. Our strong financial position relative to many of our competitors also allowed us to secure a significant amount of takeover business during the year. During the past year, we continued to make major strides in pursuing our strategic objective of becoming one of the industry’s leading hybrid and electric vehicle systems suppliers, including: The creation of Magna E-Car Systems as a new global operating unit to merge our technological competence and market position in the field of hybrid and electric vehicle technologies. Magna E-Car Systems will work together with our existing product groups and will help manage complete vehicle electrification projects with our customers. Our formation of a joint venture with SEMIKRON, a global technology leader in power semiconductor components and systems, to develop and produce power electronics for future hybrid and electric vehicle applications. Supplying lithium-ion battery systems to a European-based OEM for use in their commercial hybrid vehicles. And continuing to work with Ford on the development of a fully electric, zero-emission Ford vehicle, expected to go on sale in 2011. In addition, we continued to invest to grow our electronics capabilities and have been rewarded by our customers with a significant amount of new business in this area. Operating Highlights The following are some of the major operating highlights in 2009, including strategic acquisitions that expanded Magna’s technical capabilities and product lines: We acquired seven manufacturing facilities from Michigan-based Meridian Automotive Systems Inc. that manufacture composite plastic modules and components. We believe composite plastics are a strategic new product area and will play an increasingly important role going forward in the effort to improve vehicle fuel efficiency through the introduction of lightweight materials and components. We acquired the European subsidiary operations of Cadence Innovation LLC, a supplier of automotive interior and exterior plastic components and systems, including bumpers, instrument panels, radiator grills and door panels. We formed an alliance with the National Research Council of Canada (NRC) to create the Magna-NRC Composite Centre of Excellence. The Centre will focus on research and development in the area of thermoplastic composites, which are stronger and lighter than traditional plastic components. The Magna-NRC Composite Centre of Excellence, scheduled to open this summer, will help support the auto industry in developing next-generation vehicles with lighter, more durable parts that are safer, affordable, environmentally friendly and fuel-efficient. The Centre will also help reinforce Magna’s position as a supplier of lightweight, cost-effective composite solutions to the global automotive market. Siegfried Wolf Co-Chief Executive Officer Donald J. Walker Co-Chief Executive Officer Vincent J. Galifi Executive Vice-President and Chief Financial Officer

Magna International Inc. 2009 Annual Report 5 We were awarded a contract to supply the frame assembly for General Motors’ next generation of full-size light-duty pickups and SUVs. This is the third generation of frames on this platform that Magna has been awarded by GM. We successfully launched the assembly of the Peugeot 308 RC Z coupe at our Magna Steyr assembly facility in Graz, Austria – our first complete vehicle assembly program for PSA Peugeot Citroën. And this year we will also begin assembling the Aston Martin Rapide, a new four-door luxury sport sedan. This is our first assembly program for Aston Martin and it is the first time that an Aston Martin vehicle will be manufactured outside Great Britain. We announced the opening of a number of new facilities, including the formation of a 50/50 joint venture with Krishna Group of India, one of that country’s largest complete seat suppliers, to produce complete seating systems and seat mechanisms; and a 50-50 joint venture with World Industries Ace Corporation to establish a new manufacturing plant in Korea that will produce and supply all-wheel-drive couplings, along with other powertrain components, to Hyundai Kia Motors Group. Our operating units and manufacturing divisions won a number of major customer awards, including General Motors’ Supplier of the Year awards, a Ford Gold World Excellence Award, Toyota Technology, Quality and Launch Supplier Awards, and Honda Delivery and Performance Awards. Our innovative BlindZoneMirror™, which eliminates blind spots, won the 2009 Automotive News PACE Award, given to suppliers in recognition of products demonstrating superior innovation and technological advancement. Going Forward Although we anticipate that 2010 will be another difficult year, global vehicle sales, and in particular, North American vehicle sales should begin to recover. We have weathered the automotive downturn well and stand to win more business as automakers consolidate their supply base and award production contracts to suppliers that are financially healthy. We also stand to pick up more business from weakened automotive suppliers that are struggling financially, primarily in North America. We remain focused on running a world-class automotive parts business and will continue to invest in new technologies as well as developing promising new areas of growth, including hybrid and electric vehicles and electronics. We are also looking at leveraging our manufacturing competencies to diversify into new, rapidly growing non-automotive industries such as renewable energy. During 2009, our Cosma International operating unit was awarded contracts related to the engineering, development and manufacturing of metal-stamped components for the renewable energy industry. We expect this complementary business to continue to grow in the years ahead beyond the business already awarded. Our priorities for the year ahead include continuing to grow our geographic footprint and investing in innovation to drive future business opportunities. Our strong financial position, with net cash of $1.2 billion, allows us to pursue these priorities. The past year was a difficult one for our employees as well as our customers. Our decentralized, entrepreneurial culture played an important part in allowing us to manage through the difficulties. We wish to thank our stakeholders for their continued support during another trying year. We firmly believe that Magna has taken the right steps to ensure that we will be a strong and highly competitive supplier going forward. We are better prepared today than ever before to seize opportunities that arise from changing market dynamics, geographic production shifts, our customers’ focus on developing larger, global platforms and new emerging technologies. As one of the world’s largest and most diversified suppliers, we are solidly positioned to play an increasingly important role in how the automotive industry evolves. /s/ Siegfried Wolf Siegfried Wolf /s/ Donald J. Walker Donald J. Walker /s/ Vincent J. Galifi Vincent J. Galifi Co-Chief Executive Officer Co-Chief Executive Officer Executive Vice-President and Chief Financial Officer

Magna International Inc. 2009 Annual Report – MD&A 6 MAGNA INTERNATIONAL INC. Management’s Discussion and Analysis of Results of Operations and Financial Position All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires. This MD&A should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2009 which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as well as the “Forward-Looking Statements” on page 37. This MD&A has been prepared as at March 10, 2010. OVERVIEW We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2009, we had 238 manufacturing divisions and 79 product development, engineering and sales centres in 25 countries. Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment. HIGHLIGHTS The automotive industry had a challenging year in 2009. The year began with weak global vehicle sales and production, most notably in the North American and Western European markets. In the first half of 2009, North American and Western European vehicle production declined 50% and 33%, respectively, as compared to the first half of 2008. The worsening economic and industry conditions which became apparent in the second half of 2008 accelerated the deterioration in the financial condition of a number of OEMs and suppliers, culminating in the bankruptcy filings of Chrysler and General Motors in April and June, respectively. During their respective periods under bankruptcy protection, vehicle production for Chrysler and General Motors was negligible. More generally, annualized vehicle sales in North America for the first half of 2009 remained at levels not experienced for more than 25 years. European vehicle sales and production, while down significantly from the previous year, were buoyed by a number of “scrappage” programs implemented by various European governments, which generally provided financial incentives for consumers to replace older, less fuel-efficient and typically higher polluting vehicles, with new vehicles, thereby stimulating vehicle sales. We began to see signs of improvement in the second half of 2009, particularly in North America. New vehicle selling rates strengthened, as consumer confidence levels increased and economic stimuli began to work their way through various economies. In North America, vehicle inventory days declined to levels which were below long term trend levels, due in part to production shut-downs and the positive effect of a vehicle scrappage program implemented in the United States. Nevertheless, by historical standards, full year vehicle sales and production in North America and Western Europe remained at low levels. North American vehicle production ended 2009 down 32%, as compared to 2008, marking the seventh straight year of declining production. Western European production declined 19% compared to 2008, despite the impact of the various scrappage programs. In 2009, we continued with restructuring and downsizing actions in order to mitigate the impact of continued production volume declines. We also undertook a number of other cost-saving measures, including reduced discretionary spending across the organization, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes. Despite these actions, the weak production environment adversely impacted our 2009 operating results. Total sales declined 27% in 2009, compared to 2008, primarily as a result of the declines in vehicle production in North America and Western Europe, along with a 47% decline in complete vehicle assembly sales and a 16% decline in tooling, engineering and other sales. Operating income for 2009 decreased $839 million, to a loss of $511 million, from income of $328 million in 2008.

Magna International Inc. 2009 Annual Report – MD&A 7 On the positive side, the severe industry conditions provided opportunities for us to strengthen our business relative to some of our competitors. We were successful in securing significant takeover business in 2009. We also completed selective acquisitions, including Cadence Innovation s.r.o, located primarily in the Czech Republic (“Cadence”), and several facilities in Mexico and the U.S. from Meridian Automotive Systems Inc. (“Meridian”). An additional bright spot was the continued growth of our business and manufacturing footprint outside our traditional markets of North America and Western Europe, which contributed to a 31% increase in Rest of World production sales, our eighth straight year of increasing production sales in this segment. During a period when several of our automotive supplier competitors ceased operations, were consolidated or experienced significant financial difficulties, our strong balance sheet and overall financial flexibility leading into the economic downturn, coupled with our financial discipline, cash flow generation and significant cash preservation and cost cutting efforts allowed us to preserve shareholder value and position us well to enhance such value in the future. Our strong financial position allows us to continue to invest in innovation. Notably, in the past few years, we have been investing to expand our capabilities and footprint in electronics. We see electronics as an area of future growth for the automotive industry and for Magna. More recently, we have been investing to develop our component, system and integration capabilities in the growing hybrid/electric vehicle market. However, we will need to further invest in both electronics and hybrid/electric vehicle systems before we generate appropriate returns from these investments. Our investments in these areas negatively impacted our earnings in 2009, and our planned investments in 2010 are expected to be higher. After a very turbulent year in many automotive markets, we expect global vehicle production to grow this year, led by growth in North America, provided that overall economic conditions continue to improve. Forecast growth in North American vehicle production would reverse the seven year slide experienced in this critical vehicle market. We are less optimistic about the near-term growth potential of the Western European market, which we believe will lag in 2010 due to the impact in 2009 of scrappage incentives which mitigated what would likely have been much weaker vehicle demand last year by “pulling forward” sales. FINANCIAL RESULTS SUMMARY During 2009, we posted sales of $17.4 billion, a decrease of 27% from 2008. This lower sales level was a result of decreases in our North American and European production sales, complete vehicle assembly sales and tooling, engineering and other sales offset in part by an increase in our Rest of World production sales. Comparing 2009 to 2008: North American average dollar content per vehicle increased 1%, while vehicle production declined 32%; European average dollar content per vehicle increased 2%, while vehicle production declined 19%; and Complete vehicle assembly sales decreased 47% to $1.8 billion from $3.3 billion, as complete vehicle assembly volumes declined 55%. During 2009, we generated an operating loss of $511 million compared to operating income of $328 million for 2008. Excluding the unusual items recorded in 2009 and 2008, as discussed in the “Unusual Items” section, operating income declined $899 million. Included in operating income for 2009 and 2008 are several “Significant Items” that impact operating income representing approximately $220 million and $85 million, respectively. “Significant Items” consist primarily of: downsizing and other restructuring activities that have not been included in the “Unusual Items” section; accounts receivable valuation allowances recorded in 2009; in 2009, a $9 million favourable adjustment (2008 - $41 million impairment) of our investment in ABCP as discussed in the “Cash Resources” section; a favourable settlement on research and development incentives during 2008; due diligence costs associated with our planned investment in Opel, which terminated during 2009; accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States during 2008; the write-off of uncollectable pre-production costs incurred related to the cancelation of an assembly program in the fourth quarter of 2009; costs related to the delay in the start of production of a program; and other losses on disposal of assets. In addition, operating income was negatively impacted by: decreased margin earned on reduced sales as a result of significantly lower vehicle production volumes; costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production primarily in Europe; operational inefficiencies and other costs at certain facilities; costs incurred at new facilities in Russia as we continue to pursue opportunities in this market; electric vehicle development costs; costs incurred to develop and grow our electronics capabilities; higher commodity costs; and net customer price concessions.

These factors were partially offset by:

- the benefit of restructuring and downsizing activities and cost savings initiatives (including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes), undertaken during or subsequent to 2008;
- productivity and efficiency improvements at certain facilities; and
- incremental margin earned from acquisitions completed during or subsequent to 2008.

During 2009, net loss was $493 million compared to net income of $71 million for 2008. Excluding the unusual items recorded in 2009 and 2008, as discussed in the 'Unusual Items' section, net income for 2009 decreased $682 million. The decrease in net income was a result of the decrease in operating income partially offset by lower income taxes.

During 2009, our diluted loss per share was $4.41 compared to diluted earnings per share of $0.62 for 2008. Excluding the unusual items recorded in 2009 and 2008, as discussed in the 'Unusual Items' section, diluted earnings per share for 2009 decreased $6.04. The decrease in diluted earnings per share is as a result of the decrease in net income, excluding unusual items, and a decrease in the weighted average number of diluted shares outstanding during 2009. The decrease in the weighted average number of diluted shares outstanding was primarily due to the effect of the repurchase and cancelation of Class A Subordinate Voting Shares in 2008 under the terms of our Normal Course Issuer Bid and a decrease in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in 2009.

UNUSUAL ITEMS

During the three months and years ended December 31, 2009 and 2008, we recorded certain unusual items as follows:

	2009			2008		
	Operating Income	**Net Income**	**Diluted Earnings per Share**	Operating Income	Net Income	Diluted Earnings per Share
Fourth Quarter						
Impairment charges [1]	**$ (108)**	**$ (106)**	**$ (0.95)**	$ (16)	$ (16)	$ (0.15)
Restructuring charges [1]	**(20)**	**(20)**	**(0.18)**	(80)	(56)	(0.50)
Sale of facility [2]	**(8)**	**(8)**	**(0.07)**	–	–	–
Total fourth quarter unusual items	**(136)**	**(134)**	**(1.20)**	(96)	(72)	(0.65)
Third Quarter						
Impairment charges [1]	**–**	**–**	**–**	(258)	(223)	(2.00)
Restructuring charges [1]	**–**	**–**	**–**	(4)	(4)	(0.04)
Foreign currency gain [3]	**–**	**–**	**–**	116	116	1.04
Valuation allowance on future tax assets [4]	**–**	**–**	**–**	–	(123)	(1.10)
Total third quarter unusual items	**–**	**–**	**–**	(146)	(234)	(2.10)
Second Quarter						
Impairment charges [1]	**(75)**	**(75)**	**(0.67)**	(9)	(7)	(0.06)
Restructuring charges [1]	**(6)**	**(6)**	**(0.05)**	–	–	–
Curtailment gain [5]	**26**	**20**	**0.18**	–	–	–
Total second quarter unusual items	**(55)**	**(61)**	**(0.54)**	(9)	(7)	(0.06)
Total full year unusual items	**$ (191)**	**$ (195)**	**$ (1.74)**	$ (251)	$ (313)	$ (2.75)

Magna International Inc. 2009 Annual Report – MD&A
8

(1) Restructuring and Impairment Charges

During 2009 and 2008, we recorded goodwill and long-lived asset impairment charges as follows:

	2009		2008	
	Operating Income	Net Income	Operating Income	Net Income
Fourth Quarter				
North America	$ 38	$ 36	$ 12	$ 12
Europe	70	70	4	4
Total fourth quarter impairment charges	108	106	16	16
Third Quarter				
North America	–	–	258	223
Second Quarter				
North America	75	75	5	3
Europe	–	–	4	4
Total second quarter impairment charges	75	75	9	7
Total full year impairment charges	$ 183	$ 181	$ 283	$ 246

[a] For the year ended December 31, 2009

(i) Goodwill

In conjunction with the Company's annual business planning cycle, during the fourth quarter of 2009 we determined that our Car Top Systems ("CTS") North America reporting unit could potentially be impaired, primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout our business planning period. Based on the reporting unit's discounted forecast cashflows, we recorded a $25 million goodwill impairment charge.

In addition, during the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, we decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired. Therefore, we recorded a $75 million goodwill impairment charge.

The goodwill impairment charges were calculated by determining the implied fair value of goodwill in the same manner as if we had acquired the Powertrain and CTS reporting units as at June 30, 2009 and December 31, 2009, respectively.

(ii) Long-lived Assets

Also in conjunction with our annual business planning cycle, during the fourth quarter of 2009 we recorded long-lived asset impairment charges of $83 million.

In North America, we recorded charges of $13 million related to fixed assets at a die casting facility in Canada and an anticipated under recovery of capitalized tooling costs at a stamping facility in the United States due to significantly lower volumes on certain SUV programs.

In Europe, we recorded long-lived asset impairment charges of $70 million related to our CTS and exterior systems operations in Germany.

At our CTS operations, long-lived asset impairment charges of $59 million were recorded related to fixed and intangible assets. The impairment charge was calculated based on CTS' discounted forecast cashflows and was necessary primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout our business planning period.

At our interiors and exteriors operations, we recorded an $11 million asset impairment charge related to specific under-utilized assets in Germany.

Magna International Inc. 2009 Annual Report – MD&A
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(iii) Restructuring Costs During 2009, we recorded restructuring and rationalization costs of $23 million in cost of goods sold and $3 million in selling, general and administrative expense. During the second quarter, we recorded restructuring costs of $6 million related to the planned closure of a powertrain systems facility in Syracuse, New York and during the fourth quarter we recorded severance and other termination benefits related to the closure of powertrain and interior systems facilities in Germany. Substantially all of the $26 million will be paid subsequent to 2009. In addition, during 2009 and 2008, we incurred costs related to downsizing various operations in our traditional markets. [b] For the year ended December 31, 2008 (i) Long-lived Assets As a result of the significant and accelerated declines in vehicle production volumes, primarily in North America, we reviewed goodwill and long-lived assets for impairment during the third quarter of 2008. Based on this analysis, during 2008 we recorded long-lived asset impairment charges of $283 million related primarily to our powertrain, and interior and exterior systems operations in the United States and Canada. At our powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million were recorded primarily as a result of: (i) a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs; (ii) excess die-casting, machining and assembly capacity; and (iii) historical losses that were projected to continue throughout our business planning period. At our interiors and exteriors operations, we recorded $74 million of asset impairment charges primarily as a result of: (i) significantly lower volumes on certain pick-up truck and SUV programs; (ii) the loss of certain replacement business; (iii) capacity utilization that is not sufficient to support the current overhead structure; and (iv) historical losses that were projected to continue throughout our business planning period. Additionally, in North America we recorded asset impairment charges of $12 million related to dedicated assets at a chassis systems facility in Canada and a seating systems facility in the United States. In Europe, we recorded an $8 million asset impairment related to specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain systems facility in Austria. (ii) Restructuring Charges During 2008, we recorded restructuring and rationalization costs in North America of $79 million in cost of goods sold and $5 million in selling, general and administrative expense. These restructuring and rationalization costs were primarily recorded during the fourth quarter of 2008 and relate to: (i) the consolidation of interiors and exteriors operations in Canada and the United States; (ii) the closure of a seating systems facility in St. Louis, Missouri; (iii) the consolidation of closure systems operations in Canada; and (iv) the consolidation of our powertrain die casting operations in Canada and the United States. During 2008, we also incurred costs related to downsizing various operations. (2) Sale of Facility During 2009, we entered into an agreement to sell an engineering centre in Europe and, as a result, incurred a loss on disposition of the facility of $8 million. (3) Foreign Currency Gains In the normal course of business, we review our cash investment and tax planning strategies, including where such funds are invested. As a result of these reviews, during the third quarter of 2008 we repatriated funds from Europe and as a result recorded foreign currency gains of $116 million. (4) Income Taxes During the third quarter of 2008, we recorded a $123 million charge to establish valuation allowances against all of our future tax assets in the United States. The valuation allowances were required in the United States based on historical consolidated losses at our U.S. operations, that were expected to continue in the near-term, the accelerated deterioration of near-term automotive market conditions in the United States and the significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets. Magna International Inc. 2009 Annual Report – MD&A 10

(5) Curtailment gain During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment will reduce service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009. INDUSTRY TRENDS AND RISKS With the apparent stabilization and improvement in the global automotive industry in the second half of 2009, a number of the trends which impacted the industry and our business beginning in the second half of 2008 appear to be diminishing. For example, vehicle production levels, particularly in North America, appear to be improving as compared to the low levels experienced in the second half of 2008 and first half of 2009. However, forecast vehicle production levels in both North America and Europe for 2010 remain significantly below historic averages and remain sensitive to continued improvement in overall economic conditions. Similarly, while the short-term viability of several of our customers has improved due to significant government intervention and restructuring actions, the long-term viability of certain of our customers remains uncertain. Continued improvement in the global automotive industry is heavily dependent on factors such as consumer confidence, employment levels, household debt, real estate values, the continued availability of consumer credit, interest rates, energy prices and other factors. At this time, it is too early to determine whether the apparent stabilization and improvement in the economy and automotive industry in the second half of 2009 will continue. The impact of other recent trends also remains uncertain. For example, as a result of the restructuring of the global automotive industry in 2008/2009, the financial condition of the automotive supply base deteriorated significantly, with a number of suppliers restructuring while under bankruptcy protection or ceasing operations altogether. In the short-term, we have secured a significant amount of takeover business as our customers transferred business from weak suppliers to stronger suppliers. However, the mid to long-term impact of the restructuring of the automotive supply base cannot be determined at this time. Some of our competitors have successfully emerged from bankruptcy restructurings, leaving them with strong balance sheets, reduced cost structures and improved overall competitiveness. One recent and growing trend in the automotive industry, born out of the need to carefully manage costs, is the growth of cooperative alliances and arrangements among competing automotive OEMs. New and increasing relationships include features such as: shared purchasing of components; joint engine, powertrain and/or platform development; and engine, powertrain and platform sharing. Cooperation among competing OEMs is expected to increase, particularly with respect to vehicle hybridization and electrification, in order to lower the entry cost for OEMs to compete in these vehicle segments. A number of general trends which have been impacting the automotive industry in recent years are expected to continue, including: the exertion of pricing pressure by OEMs; government incentives and consumer demand for, and industry focus on, more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features; governmental regulation of fuel economy and emissions; the long-term growth of the automotive industry in China, India, Brazil, Russia and other developing markets, including accelerated migration of component and vehicle design, development, engineering and manufacturing to certain of these markets; the growth of the A to D vehicle segments (micro to mid-size cars), particularly in developing markets; and the consolidation of vehicle platforms. The following are some of the more significant risks that could affect our ability to achieve our desired results: The global automotive industry is cyclical and is sensitive to changes in economic and political conditions, including interest rates, energy prices and international conflicts. Commencing in the second half of 2008, the automotive industry experienced a more severe cyclical downturn than in prior cycles due to the disruption of global credit markets beginning in September 2008, the corresponding reduction in access to credit (particularly for purposes of vehicle financing), the deterioration of housing and equity markets and the resulting erosion in personal net worth, all of which led to extremely low consumer confidence, particularly in the U.S and which in turn, severely impacted automotive sales. While the global economy is currently showing signs of improvement, uncertainty remains. As a result of restructuring actions taken by OEMs and suppliers during the most recent cyclical downturn, automotive production levels are more closely aligned with actual automotive sales levels and, accordingly, are sensitive to overall economic conditions. The continuation of current or lower production volumes and sales levels for an extended period of time could have a material adverse effect on our profitability. Magna International Inc. 2009 Annual Report – MD&A 11

 While the global economy is currently experiencing a gradual recovery and the condition of the global automotive industry appears to have stabilized and improved beginning in the latter half of 2009, considerable uncertainty remains as to the breadth and depth of a global economic and industry recovery, including the timing of a return to more normal market conditions. As a result of this continued uncertainty, we remain subject to considerable planning risk with respect to our business. A slower than anticipated recovery or a deterioration of economic conditions could have a material adverse effect on our profitability and financial condition. The short-term viability of several of our OEM customers appears to have improved as a result of restructuring actions in the past few years, as well as extraordinary levels of government financial intervention in the automotive industry, particularly in 2009. However, there can be no assurance that these restructuring actions will be successful in ensuring their long-term viability, nor can there be any assurance that government financial assistance will be made available at levels necessary to prevent OEM failures in the future. The bankruptcy of any of our major customers could have a material adverse effect on our profitability and financial condition. Additionally, since OEMs rely on a highly interdependent network of suppliers, an OEM bankruptcy could materially disrupt the supply chain, which could have a material adverse effect on our profitability and financial condition. We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. While the automotive supply base appears to be stabilizing following the severe cyclical downturn which commenced in the second half of 2008, the financial health of automotive suppliers is impacted by economic conditions, production volume cuts, intense pricing pressures and other factors. The insolvency or bankruptcy of a supplier could disrupt the supply of components to us or our customers, potentially causing the temporary shut-down of our or our customers’ production lines. Any prolonged disruption in the supply of critical components to us or our customers, the inability to re-source or in-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of one of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts, which could have an adverse effect on our profitability. The automotive parts supply industry is highly competitive. As a result of our diversified automotive business, we face a number of competitors possessing varying degrees of financial and operational strength in each our of product and service capabilities. Some of our competitors have a substantially greater market share than we have and are dominant in some of the markets in which we do business. In addition, recent restructuring actions taken by some of our competitors have provided them with improved financial and operational flexibility and could increase their competitive threat to our business. Failure to compete successfully with our existing competitors or with any new competitors could have an adverse effect on our operations and profitability. We are dependent on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including relative cost, quality and timeliness of production by suppliers as compared to OEMs, capacity utilization, labour relations among OEMs, their employees and unions and other considerations. As a result of lower cost structures due to recent restructuring actions, some OEMs may insource production which had previously been outsourced. Outsourcing of complete vehicle assembly is particularly dependent on the degree of unutilized capacity at the OEMs’ own assembly facilities, in addition to the foregoing factors. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability. We continue to invest in technology and innovation, including certain alternative-energy technologies which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to remain competitive. If there is a shift away from the use of technologies in which we are investing, our costs may not be fully recovered. We may be placed at a competitive disadvantage if other technologies in which our investment is not as great, or our expertise is not as developed, emerge as the industry-leading technologies. This could have a material adverse effect on our profitability and financial condition. As part of our strategy of continuously seeking to optimize our global manufacturing footprint, we may further rationalize some of our production facilities. In the course of such rationalization, we may incur further restructuring and/or downsizing costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions; however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions. We recorded significant impairment charges related to goodwill, long-lived assets and future tax assets in recent years and may continue to do so in the future. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of improvement plans on current operations; insourcing and other new business opportunities; program price and cost assumptions on current and future business; the timing of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability. Magna International Inc. 2009 Annual Report – MD&A 12

 Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six such customers. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, particularly to increase our business with Asian-based OEMs, there is no assurance we will be successful. Our inability to successfully grow our sales to non-traditional customers could have a material adverse effect on our profitability. While we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble or shifts away from specific parts we produce) or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production or assembly contract could have a material adverse effect on our profitability. Many of our customers have sought, and will likely continue to seek to take advantage of lower operating costs in China, India, Brazil, Russia and other developing markets. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in these markets, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in developing markets carries its own risks, including those relating to: political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The inability to quickly adjust our manufacturing footprint to take advantage of manufacturing opportunities in these markets could harm our ability to compete with other suppliers operating in or from such markets, which could have an adverse effect on our profitability. Since September 2008, several major financial institutions failed or required massive government intervention in order to prevent collapse. The turmoil in the financial sector significantly affected the global economy, and contributed to a global recession. While financial markets appear to have stabilized, the failure of any major financial institutions in the future could lead to significant disruptions in capital and credit markets and could adversely affect our and our customers’ ability to access needed liquidity for working capital. In addition, in the event of a failure of a financial institution: in which we invest our cash reserves; that is a counterparty in a derivative transaction with us; or that is a lender to us: we face the risk that our cash reserves and amounts owing to us pursuant to derivative transactions may not be fully recoverable, or the amount of credit available to us may be significantly reduced. All of these risks could have an impact on our financial condition. Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, foreign currency transactions are not fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such related currency values could adversely impact our competitiveness in certain geographic regions. We have completed a number of significant acquisitions in recent years and may continue to do so in the future. In those product areas in which we have identified acquisitions as critical to our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability. We face significant pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. These pressures are expected to continue, even as the industry begins to recover from the global recession. The continuation or intensification of these pricing pressures and pressure to absorb costs could have an adverse effect on our profitability. Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from our estimates. From time to time, we may become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect. Magna International Inc. 2009 Annual Report – MD&A 13

RESULTS OF OPERATIONS Average Foreign Exchange For the three months For the year ended December 31, ended December 31, 2009 2008 Change 2009 2008 Change 1 Canadian dollar equals U.S. dollars 0.948 0.828 + 14% 0.882 0.944 - 7% 1 euro equals U.S. dollars 1.477 1.320 + 12% 1.395 1.470 - 5% 1 British pound equals U.S. dollars 1.635 1.569 + 4% 1.565 1.852 - 16% The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2009 impacted the reported U.S. dollar amounts of our sales, expenses and income. The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant. Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expense, impacts reported results. RESULTS OF OPERATIONS – FOR THE YEAR ENDED DECEMBER 31, 2009 Sales 2009 2008 Change Vehicle Production Volumes (millions of units) North America 8.621 12.622 - 32% Europe 11.835 14.596 - 19% Average Dollar Content Per Vehicle North America $ 872 $ 867 + 1% Europe $ 495 $ 486 + 2% Sales External Production North America $ 7,515 $ 10,938 - 31% Europe 5,857 7,089 - 17% Rest of World 676 515 + 31% Complete Vehicle Assembly 1,764 3,306 - 47% Tooling, Engineering and Other 1,555 1,856 - 16% Total Sales $ 17,367 $ 23,704 - 27% External Production Sales - North America External production sales in North America decreased 31% or $3.4 billion to $7.5 billion for the year ended December 31, 2009 compared to $10.9 billion for the year ended December 31, 2008. This decrease in production sales reflects a 32% decrease in North American vehicle production volumes partially offset by a 1% increase in our North American average dollar content per vehicle. More importantly, during 2009 our largest customers in North America continued to reduce vehicle production volumes compared to 2008. While North American vehicle production volumes declined 32% in 2009 compared to 2008, Chrysler and GM vehicle production declined 48% and 44%, respectively. On a positive note, Ford’s vehicle production decline was only 16%. Magna International Inc. 2009 Annual Report – MD&A 14

Our average dollar content per vehicle grew by 1% or $5 to $872 for the year ended December 31, 2009 compared to $867 for the year ended December 31, 2008, primarily as a result of: the launch of new programs during or subsequent to 2008, including the: Ford F-Series and Lincoln Mark LT; Chevrolet Traverse; Chevrolet Equinox and GMC Terrain; and Chevrolet Camaro; favourable production (relative to industry volumes) and/or increased content on certain programs, including the: Ford Escape, Mercury Mariner and Mazda Tribute; and Ford Fusion, Mercury Milan and Lincoln MKZ; acquisitions completed during or subsequent to 2008, including: a substantial portion of Plastech Engineered Products Inc.’s exteriors business (“Plastech”); Meridian; and a stamping and sub-assembly facility in Alabama from Ogihara America Corporation (“Ogihara”); and takeover business that launched during or subsequent to 2008. These factors were partially offset by: unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the: Chevrolet Cobalt; Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan; Chrysler 300 and 300C and Dodge Charger; and Buick Enclave and GMC Acadia; programs that ended production during or subsequent to 2008, including the: Saturn Vue, Aura and Outlook; Chevrolet Trailblazer and GMC Envoy; and Pontiac G5, G6, Solstice, Sky and GT; a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and customer price concessions during or subsequent to 2008. External Production Sales - Europe External production sales in Europe decreased 17% or $1.2 billion to $5.9 billion for the year ended December 31, 2009 compared to $7.1 billion for the year ended December 31, 2008. This decrease in production sales reflects a 19% decrease in European vehicle production volumes partially offset by a 2% increase in our European average dollar content per vehicle. Our average dollar content per vehicle increased by 2% or $9 to $495 for the year ended December 31, 2009 compared to $486 for the year ended December 31, 2008, primarily as a result of: the launch of new programs during or subsequent to 2008, including the: Audi Q5; Volkswagen Golf; Porsche Panamera; Opel/Vauxhall Insignia; BMW One/Cooper Convertible; and Volkswagen A5 Cabrio and Sportback; and acquisitions completed during or subsequent to 2008, including Cadence. These factors were partially offset by: unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the: Mercedes-Benz C-Class; Porsche Cayenne and Volkswagen Touareg; Volkswagen Transporter; BMW X3; Ford Transit; Opel/Vauxhall Vivaro, Nissan Primastar and Renault Trafic; Opel Astra; Audi Q7; and Honda Civic; a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar; the sale of certain facilities during or subsequent to 2008; and customer price concessions during or subsequent to 2008. Magna International Inc. 2009 Annual Report – MD&A 15

External Production Sales – Rest of World

External production sales in Rest of World increased 31% or $161 million to $676 million for the year ended December 31, 2009 compared to $515 million for the year ended December 31, 2008, primarily as a result of:

- increased production and/or content on certain programs in China and Brazil;
- the launch of new programs during or subsequent to 2008 in China and Japan; and
- an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi against the U.S. dollar.

These factors were partially offset by:

- a decrease in reported U.S. dollar sales as a result of the weakening of the Brazilian real, Korean Won and South African Rand, each against the U.S. dollar; and
- decreased production and/or content on certain programs, particularly in South Africa.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

	2009	2008	Change
Complete Vehicle Assembly Sales	**$ 1,764**	$ 3,306	- 47%
Complete Vehicle Assembly Volumes *(Units)*			
Full-Costed:			
BMW X3, Mercedes-Benz G-Class, Peugeot RCZ and Saab 9[3] Convertible	**51,244**	97,229	- 47%
Value-Added:			
Jeep Grand Cherokee, Chrysler 300, and Jeep Commander	**5,376**	28,207	- 81%
	56,620	125,436	- 55%

Complete vehicle assembly sales decreased 47% or $1.5 billion to $1.8 billion for the year ended December 31, 2009 compared to $3.3 billion for the year ended December 31, 2008 while assembly volumes decreased 55% or 68,816 units. The decrease in complete vehicle assembly volumes is due to a combination of general economic conditions as discussed previously; the natural decline in volumes as certain models that we currently assemble approach their scheduled end of production; and a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar. However, the Peugeot RCZ launched in the fourth quarter of 2009 and several new complete vehicle assembly programs have been awarded and are scheduled to launch throughout 2010 to 2013.

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Tooling, Engineering and Other Tooling, engineering and other sales decreased 16% or $0.3 billion to $1.6 billion for the year ended December 31, 2009 compared to $1.9 billion for the year ended December 31, 2008. In the year ended December 31, 2009, the major programs for which we recorded tooling, engineering and other sales were the: MINI Cooper, Clubman and Crossman; Chevrolet Silverado and GMC Sierra; Porsche Panamera; Opel/Vauxhall Astra; Audi Q5; BMW X3; Porsche Boxster and Cayman; Porsche Cayenne; Mercedes-Benz M-Class; Peugeot RCZ; Cadillac SRX and Saab 9-4X; Ford F-Series; and Mercedes-Benz C-Class. In the year ended December 31, 2008, the major programs for which we recorded tooling, engineering and other sales were the: MINI Cooper, Clubman and Crossman; BMW Z4, X3 and 1-Series; GM’s full-size pickups; Cadillac SRX and Saab 9-4X; Mazda 6; Porsche 911 / Boxster; Mercedes-Benz M-Class; Chevrolet Equinox, Pontiac Torrent and Suzuki XL7; Ford F-Series; Lincoln MKS; and Audi A5. In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro and Canadian dollar, each against the U.S. dollar. Gross Margin Gross margin decreased $1.0 billion to $1.7 billion for 2009 compared to $2.7 billion for 2008 while gross margin as a percentage of total sales decreased to 9.6% for 2009 compared to 11.5% for 2008. The unusual items discussed in the “Unusual Items” section negatively impacted gross margin as a percentage of total sales in 2008 by 0.3%. Excluding unusual items, gross margin as a percentage of total sales decreased by 2.2%. “Significant Items” also negatively impacted gross margin by approximately $125 million and $70 million in 2009 and 2008, respectively. In addition, gross margin as a percentage of total sales was negatively impacted by: lower gross margin earned due to the significant decline in vehicle production volumes; costs incurred in preparation for upcoming launches primarily in Europe; electric vehicle development costs; operational inefficiencies and other costs at certain facilities; a favourable revaluation of warranty accruals during 2008; costs incurred to develop and grow our electronics capabilities; additional supplier insolvency costs; increased commodity costs; and net customer price concessions subsequent to 2008. These factors were partially offset by: the benefit of restructuring and downsizing activities and cost saving initiatives (including employee reductions, short work week schedules and benefit plan changes) undertaken during or subsequent to 2008; productivity and efficiency improvements at certain facilities; a decrease in complete vehicle assembly sales which have a lower gross margin than our consolidated average; no employee profit sharing for 2009; and the decrease in tooling and other sales that earn low or no margins. Magna International Inc. 2009 Annual Report – MD&A 17

Depreciation and Amortization

Depreciation and amortization costs decreased 16% or $136 million to $737 million for 2009 compared to $873 million for 2008. The decrease in depreciation and amortization was primarily as a result of:

- the impairment of certain assets during 2008, in particular at a powertrain systems facility in the United States and certain interiors and exteriors systems facilities in North America;
- the sale or disposition of certain facilities during or subsequent to 2008; and
- a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the Canadian dollar and euro, each against the U.S. dollar.

These factors were partially offset by acquisitions and capital spending during or subsequent to 2008.

Selling, General and Administrative ("SG&A")

SG&A expense as a percentage of sales was 7.3% for 2009, compared to 5.6% for 2008. The unusual items discussed in the 'Unusual Items' section negatively impacted SG&A as a percentage of total sales in 2009 by 0.1% and positively impacted SG&A as a percentage of total sales in 2008 by 0.4%. Excluding these unusual items, SG&A as a percentage of total sales increased 1.2%.

SG&A expense decreased 4% or $58 million to $1.26 billion for 2009 compared to $1.32 billion for 2008. Excluding the unusual items recorded in 2009 and 2008 (as discussed in the 'Unusual Items' section), SG&A expenses decreased by $180 million. 'Significant Items' also negatively impacted SG&A by approximately $95 million and $15 million in 2009 and 2008, respectively. In addition, SG&A was positively impacted by:

- cost saving initiatives, including reduced discretionary spending, employee reductions, reduced bonuses, voluntary wage reductions and benefit plan changes;
- reduced spending at certain facilities as a result of restructuring and downsizing activities that were initiated during or subsequent to 2008;
- a decrease in reported U.S. dollar SG&A expense due to the weakening of the Canadian dollar and euro, each against the U.S. dollar; and
- the sale or disposition of certain facilities during or subsequent to 2008.

These factors were partially offset by acquisitions completed during or subsequent to 2008, including Cadence.

Impairment Charges

Impairment charges decreased $100 million to $183 million for 2009 compared to $283 million for 2008 as discussed in the 'Unusual Items' section.

Earnings (Loss) before Interest and Taxes ("EBIT")[1]

Refer to note 25 of the accompanying 2009 audited consolidated financial statements, which describes our operating segments and basis of segmentation.

	Sales			EBIT		
	2009	2008	Change	**2009**	2008	Change
North America	**$ 8,146**	$ 11,826	$ (3,680)	**$ (113)**	$ (106)	$ (7)
Europe	**8,467**	11,301	(2,834)	**(415)**	241	(656)
Rest of World	**734**	560	174	**43**	32	11
Corporate and Other	**20**	17	3	**(19)**	99	(118)
Total	**$ 17,367**	$ 23,704	$ (6,337)	**$ (504)**	$ 266	$ (770)

(1) EBIT is defined as income (loss) from operations before income taxes as presented on our unaudited interim consolidated financial statements before net interest expense (income).

Magna International Inc. 2009 Annual Report – MD&A
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Included in EBIT for years ended December 31, 2009 and 2008 were the following unusual items, which have been discussed in the “Unusual Items” section above. 2009 2008 North America Impairment charges $ (113) $ (275) Restructuring charges (6) (84) Curtailment gain 26 – (93) (359) Europe Impairment charges (70) (8) Restructuring charges (20) – Sale of facility (8) – (98) (8) Corporate and Other Foreign currency gain – 116 $ (191) $ (251) North America EBIT in North America decreased $7 million to a loss of $113 million for the year ended December 31, 2009 compared to a loss of $106 million for the year ended December 31, 2008. Excluding the North American unusual items discussed in the “Unusual Items” section, the $273 million decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes. “Significant Items” including, downsizing and other restructuring activities; accelerated amortization of deferred wage buydown assets; and settlement on research and development incentives also negatively impacted EBIT in North America by approximately $85 million and $40 million in 2009 and 2008, respectively. In addition, EBIT was negatively impacted by: electric vehicle development costs; additional supplier insolvency costs; increased commodity costs; costs incurred to develop and grow our electronics capabilities; higher warranty costs; and net customer price concessions subsequent to 2008. These factors were partially offset by: the benefit of restructuring and downsizing activities and cost saving initiatives (including reduced discretionary spending, employee reductions, reduced bonuses, and benefit plan changes) undertaken during or subsequent to 2008; lower affiliation fees paid to corporate; no employee profit sharing for 2009; productivity and efficiency improvements at certain facilities; and incremental margin earned related to the acquisition from Plastech. Europe EBIT in Europe decreased $656 million to a loss of $415 million for the year ended December 31, 2009 compared to earnings of $241 million for the year ended December 31, 2008. Excluding the European unusual items discussed in the “Unusual Items” section, the $566 million decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes. “Significant Items” including, downsizing and other restructuring activities; accounts receivable valuation allowances; write-off of uncollectable pre-production costs incurred related to the cancelation of an assembly program; and costs related to the delay in the start of production in a program also negatively impacted EBIT in Europe by approximately $110 million and $5 million in 2009 and 2008, respectively. In addition, EBIT was negatively impacted by: costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production; costs incurred at new facilities in Russia as we continue to pursue opportunities in this market; operational inefficiencies and other costs at certain facilities; a favourable revaluation of warranty accruals during 2008; costs incurred to develop and grow our electronics capabilities; and net customer price concessions subsequent to 2008. Magna International Inc. 2009 Annual Report – MD&A 19

These factors were partially offset by: productivity and efficiency improvements at certain facilities; incremental margin earned related to the acquisition of Cadence; lower affiliation fees paid to corporate; the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses and voluntary wage reductions; lower commodity costs; and the sale of certain underperforming divisions during or subsequent to 2008. Rest of World EBIT in Rest of World increased $11 million to $43 million for the year ended December 31, 2009 compared to $32 million for the year ended December 31, 2008 primarily as a result of incremental margin earned on new programs that launched during or subsequent to 2008 in China partially offset by costs incurred at new facilities, substantially in India and Japan. Corporate and Other Corporate and Other EBIT decreased $118 million to a loss of $19 million for the year ended December 31, 2009 compared to earnings of $99 million for the year ended December 31, 2008. Excluding the Corporate and Other unusual items discussed in the “Unusual Items” section, EBIT decreased by $2 million. “Significant Items” including, due diligence costs associated with our planned investment in Opel, which terminated during the fourth quarter of 2009; adjustments of our investment in ABCP; and other losses on disposal of assets also negatively impacted EBIT in Corporate and Other by approximately $25 million and $40 million in 2009 and 2008, respectively. In addition, EBIT was negatively impacted by: a decrease in affiliation fees earned from our divisions; and a decrease in equity income earned. These factors were partially offset by: the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes; decreased executive compensation; costs incurred in the fourth quarter of 2008 related to electric vehicle development; and lower charitable and social contributions. Interest Expense (Income), net During 2009, we recorded net interest expense of $7 million, compared to $62 million of net interest income for 2008. The $69 million decrease in net interest income is as a result of: a decrease in interest income earned on lower cash and cash equivalent balances; a decrease in interest income earned due to lower interest rates; and an increase in interest expense paid on higher short-term borrowings. These factors were partially offset by a reduction in interest expense on long-term debt due to the repayment of our senior unsecured notes and 7.08% Subordinated Debentures. Operating Income (Loss) Operating income decreased $839 million to a loss of $511 million for 2009 compared to income of $328 million for 2008. Excluding the unusual items discussed in the “Unusual Items” section, operating income for 2009 decreased $899 million. The decrease in operating income is the result of the decreases in EBIT (including the approximately $130 million of additional “Significant Items” in 2009) and net interest income earned, both as discussed above. Income Taxes Our effective income tax rate on operating income (excluding equity income) for 2009 and 2008 was significantly impacted by the unusual items discussed in the “Unusual Items” section. Excluding unusual items, our effective income tax rate changed to a recovery of 6.7% for 2009 compared to an expense of 34.8% for 2008. The change in the effective income tax rate is primarily the result of an increase in losses not benefited primarily in Germany and Austria. Magna International Inc. 2009 Annual Report – MD&A 20

Net Income (Loss) Net income decreased $564 million to a net loss of $493 million for 2009 compared to net income of $71 million for 2008. Excluding the unusual items discussed in the “Unusual Items” section, net income decreased $682 million. This decrease in net income is the result of the decrease in operating income partially offset by lower income taxes, both as discussed above. Earnings (Loss) per Share 2009 2008 Change Earnings (loss) per Class A Subordinate Voting or Class B Share Basic $ (4.41) $ 0.63 $ (5.04) Diluted $ (4.41) $ 0.62 $ (5.03) Average number of Class A Subordinate Voting and Class B Shares outstanding (millions) Basic 111.8 112.8 - 1% Diluted 111.8 113.9 - 2% Diluted earnings per share decreased $5.03 to a loss of $4.41 for 2009 compared to earnings of $0.62 for 2008. Excluding the unusual items, discussed in the “Unusual Items” section, diluted earnings per share decreased $6.04 from 2008 as a result of a decrease in net income (excluding unusual items) described above and a decrease in the weighted average number of diluted shares outstanding during 2009. The decrease in the weighted average number of diluted shares outstanding was primarily due to the effect of the repurchase and cancelation of our Class A Subordinate Voting Shares in 2008 under the terms of our Normal Course Issuer Bid and a decrease in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in 2009. FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES Cash Flow from Operations 2009 2008 Change Net income (loss) $ (493) $ 71 Items not involving current cash flows 1,114 1,258 621 1,329 $ (708) Changes in non-cash operating assets and liabilities (94) (275) Cash provided from operating activities $ 527 $ 1,054 $ (527) Cash flow from operations before changes in non-cash operating assets and liabilities decreased $708 million to $621 million for 2009 compared to $1.3 billion for 2008. The decrease in cash flow from operations was primarily due to the $564 million decrease in net income, as discussed above, and a $223 million decrease in non-cash unusual items, $136 million reduction in depreciation and amortization offset in part by a $187 million increase in future taxes. Cash invested in non-cash operating assets and liabilities amounted to $94 million for 2009 compared to $275 million for 2008. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash: 2009 2008 Accounts receivable $ (40) $ 826 Inventories 17 (124) Income taxes receivable (104) (232) Prepaid expenses and other 6 (70) Accounts payable 241 (493) Accrued salaries and wages (92) (98) Other accrued liabilities (108) (58) Deferred revenue (14) (26) Changes in non-cash operating assets and liabilities $ (94) $ (275) Magna International Inc. 2009 Annual Report – MD&A 21

The increase in accounts receivable and accounts payable in 2009 was primarily due to higher sales in the fourth quarter of 2009 compared to the fourth quarter of 2008. The decrease in inventories relates to several tooling programs in North America and Europe and depletion of production inventory builds due to increased production volumes. The increase in income taxes receivable was primarily due to losses that are being carried back to prior years and higher refunds in North America. The decrease in other accrued liabilities is primarily a result of the payments during 2009 of restructuring costs that were accrued as at December 31, 2008.

Capital and Investment Spending

		2009		2008		Change
Fixed asset additions	**$**	**(629)**	$	(739)		
Investments and other assets		**(227)**		(231)		
Fixed assets, investments and other assets additions		**(856)**		(970)		
Purchase of subsidiaries		**(50)**		(158)		
Proceeds from disposition		**30**		65		
Cash used for investing activities	**$**	**(876)**	$	(1,063)	$	187

Fixed and other assets additions

In 2009, we invested $629 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2009 was for manufacturing equipment for programs that will be launching subsequent to 2009.

In 2009, we invested $227 million in other assets related substantially to fully reimbursable planning and engineering and tooling costs at our complete vehicle engineering and assembly operations and our roof systems operations for programs that will be launching subsequent to 2009.

Purchase of subsidiaries

During 2009, we invested $50 million to purchase subsidiaries, including the acquisition of:

- Cadence, a manufacturer of exterior and interior systems. The acquired business is primarily located in the Czech Republic with sales to various customers, including Skoda; and
- several facilities from Meridian. The facilities are located in the United States and Mexico and manufacture composites for various customers.

During 2008, we invested $158 million to purchase subsidiaries, including the acquisition of:

- a facility from Ogihara America Corporation;
- a substantial portion of the exteriors business and related assets from Plastech;
- BluWav Systems LLC; and
- Technoplast.

Proceeds from disposition

Proceeds from disposition in 2009 and 2008 were $30 million and $65 million, respectively, which represent normal course fixed and other asset disposals.

Financing

		2009		2008		Change
Increase (decrease) in bank indebtedness	**$**	**(853)**	$	827		
Repayments of debt		**(296)**		(354)		
Issues of debt		**5**		3		
Issues of Class A Subordinate Voting Shares		**2**		–		
Settlement of stock appreciation rights		**(1)**		–		
Repurchase of Class A Subordinate Voting Shares		**–**		(247)		
Cash dividends paid		**(21)**		(140)		
Cash provided from (used for) financing activities	**$**	**(1,164)**	$	89	$	(1,253)

Magna International Inc. 2009 Annual Report – MD&A
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In December 2008, in response to the uncertainty related to the financial viability of some of our key customers in North America, we drew down on our term and operating lines of credit. In February and March 2009, as the situation facing some of our key customers became clearer, we repaid $767 million of the outstanding lines of credit.

The repayments of debt in 2009 consists primarily of the repayment of our 7.08% Subordinated Debentures in September 2009 and our 6.5% Convertible Subordinated Debentures in December 2009.

During 2009, cash dividends of $21 million were paid on the Class A Subordinate Voting or Class B Shares in the first quarter of 2009. This compares to cash dividends of $140 million in 2008. During the second quarter of 2009, our Board of Directors suspended payment of dividends and, as a result, no cash dividends were paid on our Class A Subordinate Voting or Class B Shares for the remainder of 2009.

Financing Resources

	As at December 31, 2009	As at December 31, 2008	Change
Liabilities			
Bank indebtedness	**$ 48**	$ 909	
Long-term debt due within one year	**16**	157	
Long-term debt	**115**	143	
	179	1,209	
Shareholders' equity	**7,360**	7,363	
Total capitalization	**$ 7,539**	$ 8,572	$ (1,033)

Total capitalization decreased by $1.03 billion to $7.54 billion at December 31, 2009 compared to $8.57 billion at December 31, 2008. The decrease in capitalization was a result of a $1.03 billion decrease in liabilities.

The decrease in liabilities is primarily as a result of a $767 million repayment on our outstanding lines of credit in the first quarter of 2009, the repayment of our 7.08% Subordinated Debentures during the third quarter of 2009 and the repayment of our 6.5% Convertible Subordinated Debentures during the fourth quarter of 2009. These decreases were partially offset by debt assumed on the acquisition of Cadence.

The decrease in shareholders' equity was primarily as a result of:

- the net loss incurred during 2009; and
- dividends paid during the first quarter of 2009.

These factors were partially offset by:

- a $407 million increase in accumulated net unrealized gains on translation of our net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar between December 31, 2008 and December 31, 2009; and
- net unrealized gains on cash flow hedges and the reclassification of net losses on cash flow hedges from accumulated other comprehensive income to net loss.

Cash Resources

During 2009, our cash resources decreased by $1.4 billion to $1.3 billion primarily as a result of the net repayment of $0.9 billion on our outstanding lines of credit, cash used in investing activities, the repayment of our 7.08% Subordinated Debentures and the repayment of our 6.5% Convertible Subordinate Debentures, all as discussed previously. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion. The unused and available portion of our lines of credit increased $0.9 billion to $1.9 billion during 2009 due to the net repayment on our operating lines.

In addition, at December 31, 2009, we held Canadian third party ABCP with a face value of Cdn$134 million and a carrying value of Cdn$88 million, which was based on a valuation technique that estimates the fair value based on relevant current market indices for instruments of comparable credit quality, term and structure ('current market indices').

During 2009, we recorded a $9 million increase in the carrying value of our investment in ABCP due to a tightening of the spread between the anticipated return on the restructured notes and the current market indices.

Magna International Inc. 2009 Annual Report – MD&A
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Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options issued and outstanding at March 9, 2010 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,646,332
Stock options (i)	3,468,300
	116,114,632

(i) *Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.*

On February 26, 2010, we conditionally granted options to acquire 2,525,000 Class A Subordinate Voting Shares each with an exercise price of either Cdn$60.00 (being the closing price of the Class A Subordinate Voting Shares on the Toronto Stock Exchange on such date) or $56.99 (being the closing price of the Class A Subordinate Voting Shares on The New York Stock Exchange on such date). These options were granted pursuant to our 2009 Stock Option Plan, which remains subject to ratification by our shareholders at our Annual and Special Meeting of Shareholders to be held on May 6, 2010. This conditional option grant is not included in the maximum number of shares issuable at March 9, 2010.

Contractual Obligations and Off-Balance Sheet Financing

At December 31, 2009, we had contractual obligations requiring annual payments as follows:

	2010	2011-2012	2013-2014	Thereafter	Total
Operating leases with:					
MI Developments Inc. ("MID")	$ 150	$ 296	$ 284	$ 422	$ 1,152
Third parties	128	191	129	99	547
Long-term debt	16	84	9	22	131
Total contractual obligations	$ 294	$ 571	$ 422	$ 543	$ 1,830

We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $295 million at December 31, 2009. These obligations are as follows:

	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total
Projected benefit obligation	$ 310	$ 43	$ 210	$ 563
Less plan assets	(218)	–	–	(218)
Unfunded amount	92	43	210	345
Unrecognized past service costs and actuarial gains (losses)	(57)	23	(16)	(50)
Amount recognized in other long-term liabilities	$ 35	$ 66	$ 194	$ 295

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases with MID or with third parties. Operating lease payments in 2009 for facilities leased from MID and third parties were $149 million and $131 million, respectively. Operating lease commitments in 2010 for facilities leased from MID and third parties are expected to be $150 million and $128 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $42 million for 2009, and are expected to be $41 million in 2010.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Magna International Inc. 2009 Annual Report – MD&A
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Foreign Currency Activities Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency. Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds. We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A). RELATED PARTIES Mr. Frank Stronach and Ms. Belinda Stronach, Magna’s Chairman and Executive Vice-Chairman, respectively, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly holds shares which represent a 100% voting interest in 447 Holdings Inc., a holding company, which controls Magna through the right to direct the votes attaching to 100% of Magna’s Class B Shares. The Stronach Trust controls MID and therefore Magna Entertainment Corp. (“MEC”) until March 5, 2009 (the date MEC filed for creditor protection in the United States), through the right to direct the votes attaching to 66% of MID’s Class B Shares. In the normal course of business, Magna leases various land and buildings from MID under operating lease agreements, which are effected on normal commercial terms. The leases are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Lease expense included in the consolidated statements of (loss) income and comprehensive (loss) income with respect to MID for the year ended December 31, 2009 and 2008 was $149 million and $156 million, respectively. Included in accounts payable are trade amounts owing to MID and its subsidiaries of $0.5 million (2008 - $0.4 million). Included in accounts receivable are amounts owed from MEC of $1.1 million (2008 - $0.6 million). During the first quarter of 2010, we entered into an agreement to sell an office building located in Vienna, Austria to Siegfried Wolf for $11.5 million (€8.4 million). Mr. Wolf is Magna’s Co-Chief Executive Officer and amember of our Board of Directors. The transaction was reviewed by the Corporate Governance and Compensation Committee and unanimously approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee. During the first quarter of 2009, we entered into an agreement to purchase approximately 100 acres of real estate located in Oberwaltersdorf, Austria from MEC for $6.0 million (€4.6 million). The transaction was reviewed by the Corporate Governance and Compensation Committee and unanimously approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee. The transaction closed on April 28, 2009. During the fourth quarter of 2007, we entered into an agreement to purchase 225 acres of real estate located in Austria from MEC for $29 million (€20 million). The transaction closed during the first quarter of 2008 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals. We have agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The cost of these agreements is measured at the exchange amount. No amounts were expensed under these agreements in 2009. The aggregate amount expensed under these agreements with respect to the years ended December 31, 2008 and 2007 was $10 million and $40 million, respectively. During the year ended December 31, 2009, trusts, which exist to make orderly purchases of our shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $30 million (2008 - $35 million) from us to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2009, the trusts’ indebtedness to Magna was $19 million (2008 - $24 million). Magna International Inc. 2009 Annual Report – MD&A 25

During 2008, in the normal course of business, we entered into agreements to supply products, and provide planning, management and engineering services to companies under Basic Element’s control. Sales to affiliates of Basic Element are under normal commercial terms and are measured at the exchange amount. Sales included in the consolidated statements of income and comprehensive (loss) income for the year ended December 31, 2008 (to October 3, 2008) with respect to affiliates of Basic Element were $29 million. CRITICAL ACCOUNTING POLICIES Our discussion and analysis of our results of operations and financial position is based upon our 2009 audited consolidated financial statements, which have been prepared in accordance with Canadian GAAP. The preparation of the audited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis, however, actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our unaudited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A. Revenue Recognition [a] Separately Priced Tooling and Engineering Service Contracts With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling costs. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order. Such multiple element arrangements also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, we generally sell the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities. During 2004, we adopted CICA Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” (“EIC-142”) prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Based on the typical terms and process for the negotiation of separately priced tooling contracts, substantially all such tooling contracts are accounted for as separate revenue elements. However, because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, all significant arrangements are evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities are deferred and amortized on a gross basis over the subsequent assembly or production program. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made annually. Tooling and engineering contract prices are generally fixed, however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes. Magna International Inc. 2009 Annual Report – MD&A 26

For U.S. GAAP purposes, we adopted EITF 00-21, “Accounting for Revenue Arrangements With Multiple Deliverables” prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004, which harmonized our Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production or assembly services entered into prior to January 1, 2004, the revenues and costs of sales on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production or assembly program for U.S. GAAP purposes. [b] Contracts with Purchased Components Revenues and cost of sales from separately priced tooling and engineering services contracts are presented on a gross basis in the consolidated statements of (loss) income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering services and tooling contracts have been recorded on a gross basis. As reported above, the reporting of sales and cost of sales for our vehicle assembly contracts is affected by the contractual terms of the arrangement. In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM’s vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of: primary responsibility for providing the module to the OEM; responsibility for styling and/or product design specifications; latitude in establishing sub-supplier pricing; responsibility for validation of sub-supplier part quality; inventory risk on sub-supplier parts; exposure to warranty; and exposure to credit risk on the sale of the module to the OEM. To date, revenues and cost of sales on our module contracts have been reported on a gross basis. Amortized Engineering and Customer-Owned Tooling Arrangements We incur pre-production engineering research and development (“ER&D”) costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists. In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized. ER&D and customer-owned tooling costs capitalized in “Other assets” are amortized on a units-of-production basis over the related long-term supply agreement. Impairment of Goodwill and Other Long-lived Assets Goodwill is subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset. We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet. Magna International Inc. 2009 Annual Report – MD&A 27

Warranty We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers’ warranty experience. Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Future Income Tax Assets At December 31, 2009, we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $68 million and $100 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to Mexican and Canadian subsidiaries. On a quarterly basis, we evaluate the realizability of future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits. Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on consideration of all available evidence using a “more likely than not” standard. The factors we use to assess the likelihood of realization are our forecasts of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. At December 31, 2009, we had gross income tax loss carryforwards of approximately $1.9 billion, which relate primarily to operations in the United States, the United Kingdom, Belgium, Germany, Austria, Spain and China, the tax benefits of which have not been recognized in our unaudited consolidated financial statements. Of the total losses, $1.1 billion expire between 2010 and 2029 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, our earnings will benefit from these loss carryforward pools except for the benefit of losses obtained on acquisition which would reduce related goodwill and intangible balances. Employee Benefit Plans The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense. During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment will reduce service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009. At December 31, 2009, we had unrecognized past service costs and actuarial experience losses of $50 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees. FUTURE CHANGES IN ACCOUNTING POLICIES Conversion to International Financial Reporting Standards (“IFRS”) in Fiscal 2011 In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to IFRS for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, throughout 2009, we undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to us, as a Foreign Private Issuer in the United States, of filing our primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators’ National Instrument 51-102, “Continuous Disclosure Obligations”. Magna International Inc. 2009 Annual Report – MD&A 28

In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts. As a result of this analysis, we have determined that we will adopt U.S. GAAP as our primary basis of financial reporting with our first reporting period beginning after January 1, 2011. We have already commenced planning and implementation of this transition and the adoption of U.S. GAAP is not anticipated to have a material change on our accounting policies or financial results, except for the reporting differences disclosed in note 26 of our 2009 consolidated financial statements. In October 2008, the CICA issued Handbook Sections 1582, “Business Combinations” (“CICA 1582”), 1601 “Consolidated Financial Statements” (“CICA 1601”), and 1602 “Non-controlling Interests” (“CICA 1602”). CICA 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed, CICA 1601 carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests, and CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards would be effective for Magna in the first quarter of 2011 with earlier adoption permitted. As at December 31, 2009, these new standards have not been adopted by us. In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, “Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements”. This ASU eliminates the requirement that undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the consideration that is attributable to items that already have been delivered. This may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under the current requirements. This ASU is effective for revenue arrangements entered into or materially modified beginning in 2011 although early adoption is permitted. Management is currently evaluating the requirements of this ASU and has not yet determined the impact, if any, that it will have on the consolidated financial statements. COMMITMENTS AND CONTINGENCIES From time to time, we may be contingently liable for litigation and other claims. Refer to note 24 of our 2009 audited consolidated financial statements, which describes these claims. CONTROLS AND PROCEDURES Disclosure Controls and Procedures Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that material information required to be publicly disclosed by a public company is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2009 under the supervision, and with the participation of, our Co-Chief Executive Officers and our Chief Financial Officer. Based on this evaluation, our Co-Chief Executive Officers and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective in providing reasonable assurance that material information relating to Magna is made known to them and information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under applicable law. Management’s Annual Report on Internal Control over Financial Reporting Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of internal control over financial reporting. Our Co-Chief Executive Officers and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2009, such internal control over financial reporting is effective and that there were no material weaknesses. Our independent auditor, Ernst & Young LLP, has also issued a report on our consolidated financial statements and internal controls. This report is located on page 40 of this Annual Report. Changes in Internal Controls over Financial Reporting There have been no changes in our internal controls over financial reporting that occurred during 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Magna International Inc. 2009 Annual Report – MD&A 29

SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2009. 2009 2008 2007 Income Statement Data Vehicle Production Volumes (millions of units) North America 8.621 12.622 15.102 Europe 11.835 14.596 15.938 Average Dollar Content Per Vehicle North America $ 872 $ 867 $ 859 Europe $ 495 $ 486 $ 435 Sales External Production North America $ 7,515 $ 10,938 $ 12,997 Europe 5,857 7,089 6,936 Rest of World 676 515 411 Complete Vehicle Assembly 1,764 3,306 4,008 Tooling, Engineering and Other 1,555 1,856 1,735 Total sales $ 17,367 $ 23,704 $ 26,067 Net (loss) income $ (493) $ 71 $ 663 Earnings (loss) per Class A Subordinate Voting or Class B Share Basic $ (4.41) $ 0.63 $ 5.95 Diluted $ (4.41) $ 0.62 $ 5.86 Cash dividends paid per Class A Subordinate Voting or Class B Share $ 0.18 $ 1.26 $ 1.15 Financial Position Data Cash and cash equivalents $ 1,334 $ 2,757 $ 2,954 Working capital $ 2,004 $ 2,258 $ 3,112 Total assets $ 12,303 $ 13,189 $ 15,343 Financing Resources Liabilities Bank indebtedness $ 48 $ 909 $ 89 Long-term debt due within one year 16 157 374 Long-term debt 115 143 337 179 1,209 $ 800 Shareholders’ equity 7,360 7,363 8,642 Total capitalization $ 7,539 $ 8,572 $ 9,442 Changes from 2008 to 2009 are explained in “Results of Operations – For the Year Ended December 31, 2009” section above. Magna International Inc. 2009 Annual Report – MD&A 30

2008 COMPARED TO 2007 SALES External Production Sales - North America External production sales in North America decreased 16% or $2.04 billion to $10.94 billion for 2008 compared to $12.98 billion for 2007. This decrease in production sales reflects a 16% decrease in North American vehicle production volumes partially offset by a 1% increase in our North American average dollar content per vehicle. More importantly, during 2008 our largest customers in North America continued to reduce vehicle production volumes compared to 2007. While North American vehicle production volumes declined 16% in 2008 compared to 2007, Chrysler, Ford and GM vehicle production declined 25%, 21% and 19%, respectively. Our average dollar content per vehicle grew by 1% or $8 to $867 for 2008 compared to $859 for 2007, primarily as a result of: the launch of new programs during or subsequent to 2007, including: the Dodge Journey; the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan; the Buick Enclave and Chevrolet Traverse; the Ford Flex; and the Mazda 6; acquisitions completed subsequent to 2007, including: a substantial portion of Plastech’s exteriors business; and a facility from Ogihara; increased production and/or content on certain programs, including the Chevrolet Cobalt and Pontiac G5; and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar. These factors were partially offset by: the impact of lower production and/or content on certain programs, including: GM’s full-size pickups and SUVs; the Ford Explorer and Mercury Mountaineer; the Ford Edge and Lincoln MKX; the Ford F-Series SuperDuty; the Chevrolet Equinox and Pontiac Torrent; the Hummer H3; and the Dodge Nitro; programs that ended production during or subsequent to 2007, including the Chrysler Pacifica; and incremental customer price concessions. External Production Sales - Europe External production sales in Europe increased 2% or $153 million to $7.1 billion for 2008 compared to $6.9 billion for 2007. This increase in production sales reflects a 12% increase in our European average dollar content per vehicle partially offset by an 8% decrease in European vehicle production volumes. Our average dollar content per vehicle grew by 12% or $51 to $486 for 2008 compared to $435 for 2007, primarily as a result of: the launch of new programs during or subsequent to 2007, including: the Volkswagen Tiguan; and the MINI Clubman; an increase in reported U.S. dollar sales primarily due to the strengthening of the euro against the U.S. dollar; and increased production and/or content on certain programs, including: the Mercedes-Benz C-Class; the Volkswagen Transporter; and the smart fortwo. These factors were partially offset by: the impact of lower production and/or content on certain programs, including: the BMW X3; and the MINI Cooper; the sale of certain facilities during or subsequent to 2007; programs that ended production during or subsequent to 2007, including the Chrysler Voyager; and incremental customer price concessions. Magna International Inc. 2009 Annual Report – MD&A 31

External Production Sales – Rest of World External production sales in Rest of World increased 25% or $104 million to $0.5 billion for 2008 compared to $0.4 billion for 2007. The increase in production sales is primarily as a result of: the launch of new programs in South Africa and China during or subsequent to 2007; increased production and/or content on certain programs in China and Brazil; and an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Chinese Renminbi, each against the U.S. dollar. These factors were partially offset by a decrease in reported U.S. dollar sales as a result of the weakening of the Korean Won against the U.S. dollar. Complete Vehicle Assembly Sales Complete vehicle assembly sales decreased 18% or $0.7 billion to $3.3 billion for 2008 compared to $4.0 billion for 2007 while assembly volumes decreased 37% or 74,533 units. The decrease in complete vehicle assembly sales was primarily as a result of: a decrease in assembly volumes for the BMW X3, Saab 93 Convertible, Chrysler 300, Jeep Commander and Grand Cherokee; and the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007. These factors were partially offset by: an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and higher assembly volumes for the Mercedes-Benz G-Class. Tooling, Engineering and Other Tooling, engineering and other sales increased 7% or $121 million to $1.86 billion for 2008 compared to $1.74 billion for 2007. In addition, tooling, engineering and other sales benefited from the strengthening of the euro against the U.S. dollar. In 2007, the major programs for which we recorded tooling, engineering and other sales were: GM’s full-size pickups; the Ford Flex; the BMW X3, Z4, 1-Series and 3-Series programs; the Dodge Grand Caravan and Chrysler Town & Country; the Dodge Journey; the Mazda 6; the MINI Cooper; the smart fortwo; the Audi A5; the Mercedes-Benz C-Class, GL-Class and R-Class; and the Ford F-Series SuperDuty. Magna International Inc. 2009 Annual Report – MD&A 32

Unusual Items

During 2008 and 2007, we recorded certain unusual items as follows:

	2008			2007		
	Operating Income	**Net Income**	**Diluted Earnings per Share**	Operating Income	Net Income	Diluted Earnings per Share
Impairment charges [1]	**$ (283)**	**$ (246)**	**$ (2.21)**	$ (56)	$ (40)	$ (0.35)
Restructuring charges [1]	**(84)**	**(60)**	**(0.54)**	(39)	(27)	(0.24)
Foreign currency gain	**116**	**116**	**1.04**	26	24	0.21
Valuation allowance on future tax assets [2]	**–**	**(123)**	**(1.10)**	–	(115)	(1.01)
Sale of facilities [3]	**–**	**–**	**–**	(12)	(7)	(0.06)
Sale of property [3]	**–**	**–**	**–**	36	30	0.26
Future tax (charge) recovery [2]	**–**	**–**	**–**	–	(48)	(0.42)
Total unusual items	**$ (251)**	**$ (313)**	**$ (2.75)**	$ (45)	$ (183)	$ (1.61)

The unusual items for 2008 have been discussed in the 'Unusual Items' section above. During 2007, unusual items were as follows:

(1) Restructuring and Impairment Charges

Impairment Charges
In North America, we recorded asset impairments of $44 million related to an interior systems facility in the United States and certain powertrain facilities in the United States and Canada. The asset impairments were recorded as a result of: (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the business planning period based on existing and projected sales levels.

In addition, due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, during 2007 we recorded asset impairments of $12 million relating to certain assets and facilities in Germany, Austria, the Czech Republic and Spain.

Restructuring Charges
During 2007, we recorded restructuring and rationalization charges of $39 million in North America and Europe.

In North America, we recorded $35 million of restructuring and rationalization charges related to: (i) the closure of exterior systems facilities in Canada and the United States; (ii) the consolidation of powertrain facilities in Canada; (iii) the closure of a mirror facility in the United States; and (iv) the closure of a stamping facility in the United States.

In Europe, we recorded restructuring charges of $4 million related to the closure of a sunvisors facility in Spain.

(2) Income Taxes

During 2007, we determined that valuation allowances against certain of our future tax assets in the United States were required. Accordingly, we recorded a $115 million valuation allowance against these future tax assets.

Also during 2007, we recorded a $53 million charge to future income tax expense as a result of an alternative minimum tax introduced in Mexico, offset in part by a $5 million future income tax recovery related to decreases in enacted tax rates in Canada.

(3) Other Unusual Items

During 2007, we entered into an agreement to sell one underperforming exterior systems facility in Europe and as a result, incurred a loss on disposition of the facility of $12 million. Also during 2007, we disposed of land and building in the United Kingdom and recorded a gain on disposal of $36 million.

Magna International Inc. 2009 Annual Report – MD&A
33

Gross Margin Gross margin decreased 22% or $746 million to $2.72 billion for 2008 compared to $3.46 billion for 2007 and gross margin as a percentage of total sales decreased to 11.5% compared to 13.3%. The unusual items discussed previously in the “Unusual Items” section negatively impacted gross margin as a percent of total sales in 2008 and 2007 by 0.3% and 0.1%, respectively. Excluding these unusual items, the 1.6% decrease in gross margin as a percentage of total sales was primarily as a result of: lower gross margin earned as a result of a significant decrease in production volumes, in particular on many high content programs in North America; operational inefficiencies and other costs at certain facilities, in particular at certain exterior, interior and powertrain systems facilities in North America; accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States; an increase in tooling and other sales that earn low or no margins; increased commodity costs; and incremental customer price concessions. These factors were partially offset by: productivity and efficiency improvements at certain facilities; the decrease in complete vehicle assembly sales which have a lower gross margin than our consolidated average; lower employee profit sharing; a favourable settlement on research and development incentives; a favourable revaluation of warranty accruals; and the benefit of restructuring activities that were undertaken during or subsequent to 2007. Depreciation and Amortization Depreciation and amortization costs increased $1 million to $873 million for 2008 compared to $872 million for 2007. Excluding the unusual items discussed previously in the “Unusual Items” section, depreciation and amortization increased by $7 million. The increase in depreciation and amortization in 2008 compared to 2007 was due to the strengthening of the euro against the U.S. dollar. Excluding the effect of foreign exchange, depreciation and amortization decreased primarily as a result of: the write-down of certain assets during or subsequent to 2007; and the sale or disposition of certain facilities during or subsequent to 2007. These factors were partially offset by: acquisitions completed subsequent to 2007 including: a substantial portion of Plastech’s exteriors business; and a facility from Ogihara; and an increase in depreciation and amortization related to capital spending during or subsequent to 2007. Selling, General and Administrative SG&A expenses as a percentage of sales of 5.6% for 2008 remained unchanged compared to 2007. SG&A expenses decreased 10% or $142 million to $1.3 billion for 2008 compared to $1.5 billion for 2007. Excluding the unusual items discussed previously in the “Unusual Items” section, SG&A expenses decreased by $78 million primarily as a result of: lower incentive compensation; reduced spending at certain facilities; lower employee profit sharing; the sale or disposition of certain facilities during or subsequent to 2007; and reduced spending as a result of the restructuring and downsizing activities that were initiated during or subsequent to 2007. These factors were partially offset by: an increase in reported U.S. dollar SG&A due to the strengthening of the euro against the U.S. dollar; a $41 million (2007 - $12 million) write-down of our investment in ABCP as discussed in the “Cash Resources” section; higher infrastructure costs related to programs that launched during or subsequent to 2007; and higher infrastructure costs related to the acquisition from Ogihara. Magna International Inc. 2009 Annual Report – MD&A 34

Net Income Net income decreased 89% or $592 million to $71 million for 2008 compared to $663 million for 2007. Excluding the unusual items discussed previously in the “Unusual Items” section, net income decreased 55% or $462 million as a result of the decrease in gross margin of $697 million and an increase in depreciation and amortization of $7 million. These factors were partially offset by lower income taxes and SG&A spending of $156 million and $78 million, respectively, as well as an increase in equity income of $8 million. Earnings per Share Diluted earnings per share decreased 89% or $5.24 to $0.62 for 2008 compared to $5.86 for 2007. Excluding the unusual items discussed previously in the “Unusual Items” section, diluted earnings per share decreased $4.10 from 2007 as a result of the decrease in net income (excluding unusual items) described above, partially offset by a decrease in the weighted average number of diluted shares outstanding. The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of our Class A Subordinate Voting Shares under the terms of our Substantial Issuer Bid, which was fully completed in 2007, as well as our ongoing NCIB and to a reduction in the number of diluted shares associated with debentures and stock options, since such shares were anti-dilutive in 2008, partially offset by Class A Subordinate Voting Shares issued in 2007 related to the arrangement with Russian Machines. Financing Resources Capitalization Total capitalization decreased by 9% or $0.9 billion to $8.6 billion at December 31, 2008 as compared to $9.4 billion at December 31, 2007. The decrease in capitalization was a result of decreases in shareholders’ equity of $1.3 billion partially offset by a $0.4 billion increase in liabilities. The increase in liabilities is primarily as a result of the drawdown on our term and operating lines of credit partially offset by the repayment of the fourth and fifth series of our senior unsecured notes related to the NVG acquisition and the repayment of senior unsecured notes. The decrease in shareholders’ equity was primarily as a result of: a $765 million decrease in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the weakening of the Canadian dollar, euro, and British pound, each against the U.S. dollar between December 31, 2007 and December 31, 2008 and a $116 million gain that was realized in net income on the repatriation of funds from Europe; dividends paid during 2008; the purchase for cancellation of Class A Subordinate Voting Shares in connection with the NCIB; and an increase in net unrealized losses on cash flow hedges. These factors were partially offset by net income earned during 2008 (as discussed above). Cash Resources During 2008, our cash resources decreased by $197 million to $2.8 billion as a result of the cash used in investing activities and the reduction of the reported U.S. dollar cash and cash equivalents as a result of the weakening of the Canadian dollar, euro and British pound, each against the U.S. dollar, partially offset by the cash provided from operating activities and financing activities, all as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion, of which $1.0 billion was unused and available. RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED DECEMBER 31, 2009 The discussion of our results of operations for the three months ended December 31, 2009 contained in the MD&A attached to our press release dated February 25, 2010, as filed via the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), is incorporated by reference herein. Magna International Inc. 2009 Annual Report – MD&A 35

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

	For the three month periods ended			
	Mar 31, 2009	**Jun 30, 2009**	**Sep 30, 2009**	**Dec 31, 2009**
Sales	**$ 3,574**	**$ 3,705**	**$ 4,669**	**$ 5,419**
Net income (loss)	**$ (200)**	**$ (205)**	**$ 51**	**$ (139)**
Earnings (loss) per Class A Subordinate Voting or Class B Share				
Basic	**$ (1.79)**	**$ (1.83)**	**$ 0.45**	**$ (1.25)**
Diluted	**$ (1.79)**	**$ (1.83)**	**$ 0.45**	**$ (1.25)**

	For the three month periods ended			
	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008
Sales	$ 6,622	$ 6,713	$ 5,533	$ 4,836
Net income (loss)	$ 207	$ 227	$ (215)	$ (148)
Earnings (loss) per Class A Subordinate Voting or Class B Share				
Basic	$ 1.80	$ 2.01	$ (1.93)	$ (1.33)
Diluted	$ 1.78	$ 1.98	$ (1.93)	$ (1.33)

In general, sales decreased from 2008 to 2009 as a result of the continued credit crisis and weakening economies in every major automotive market. The third quarter of the year is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns. However, the third quarter and fourth quarter of 2009 saw an increase in production as global economies began to recover.

Included in the quarterly net income are the following unusual items that have been discussed above:

	For the three month periods ended			
	Mar 31, 2009	**Jun 30, 2009**	**Sep 30, 2009**	**Dec 31, 2009**
Impairment charges	**$ –**	**$ (75)**	**$ –**	**$ (106)**
Restructuring charges	**–**	**(6)**	**–**	**(20)**
Curtailment gain	**–**	**20**	**–**	**–**
Sale of facility	**–**	**–**	**–**	**(8)**
	$ –	**$ (61)**	**$ –**	**$ (134)**

	For the three month periods ended			
	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008
Impairment charges	$ –	$ (7)	$ (223)	$ (16)
Restructuring charges	–	–	(4)	(56)
Foreign currency gain	–	–	116	–
Write-off deferred tax assets	–	–	(123)	–
	$ –	$ (7)	$ (234)	$ (72)

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2009 quarterly reports which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Magna International Inc. 2009 Annual Report – MD&A
36

FORWARD-LOOKING STATEMENTS The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to growth in global and North American vehicle production; growth prospects in the Western European market; the potential for future growth in, and impact on our earnings of, our current and future investments in electronics and hybrid/electric vehicles; future growth prospects of our business; and the timing of launch of new complete vehicle assembly programs. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; low production volumes and sales levels; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise. Magna International Inc. 2009 Annual Report – MD&A 37

Magna’s management is responsible for the preparation and presentation of the consolidated financial statements and all the information in the accompanying Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”). The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented in the accompanying MD&A has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company. Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that financial information is accurate, relevant and reliable, and that the Company’s activities are appropriately accounted for and assets are adequately safeguarded. In compliance with U.S. Securities and Exchange Commission (“SEC”) requirements and Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”), management has determined that as at December 31, 2009 internal control over financial reporting is, in all material respects, effective. The Company’s Co-Chief Executive Officers and Chief Financial Officer, in compliance with Section 302 of SOX, provide a certification related to the Company’s annual disclosure document in the U.S. (Form 40-F) to the SEC. According to Multilateral Instrument 52-109, the same certification is provided to the Canadian Securities Administrators. The Company’s Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets regularly with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The consolidated financial statements and the effectiveness of internal control over financial reporting have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Independent Auditors’ Reports on the consolidated financial statements and internal controls outline the nature of their examinations and their opinions. The independent auditors have full and unrestricted access to the Audit Committee. /s/ Donald J. Walker Donald J. Walker /s/ Siegfried Wolf Siegfried Wolf /s/ Vincent J. Galifi Vincent J. Galifi Co-Chief Executive Officer Co-Chief Executive Officer Executive Vice-President and Chief Financial Officer Toronto, Canada, March 10, 2010 Magna International Inc. 2009 Annual Report – Financial Statements 38 MAGNA INTERNATIONAL INC. Management’s Responsibility for Financial Reporting

To the Shareholders of Magna International Inc. We have audited the consolidated balance sheets of Magna International Inc. (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of (loss) income and comprehensive (loss) income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2010 expressed an unqualified opinion thereon. /s/ Ernst & Young LLP March 10, 2010 Toronto, Canada Chartered Accountants Licensed Public Accountants Independent Auditors’ Report on Financial Statements Magna International Inc. 2009 Annual Report – Financial Statements 39

Magna International Inc. 2009 Annual Report – Financial Statements 40 To the Shareholders of Magna International Inc. We have audited Magna International Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009, based on the COSO criteria. We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2009 and 2008, and the consolidated statements of (loss) income and comprehensive (loss) income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2009 and our report dated March 10, 2010 expressed an unqualified opinion thereon. /s/ Ernst & Young LLP March 10, 2010 Toronto, Canada Chartered Accountants Licensed Public Accountants Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

Years ended December 31, Note 2009 2008 2007 Sales $ 17,367 $ 23,704 $ 26,067 Costs and expenses Cost of goods sold 3, 15 15,697 20,982 22,599 Depreciation and amortization 737 873 872 Selling, general and administrative 3, 8, 16, 19 1,261 1,319 1,461 Interest expense (income), net 14 7 (62) (62) Equity income (7) (19) (11) Impairment charges 3 183 283 56 Income (loss) from operations before income taxes (511) 328 1,152 Income taxes 11 (18) 257 489 Net (loss) income (493) 71 663 Other comprehensive (loss) income: 19 Net realized and unrealized gains (losses) on translation of net investment in foreign operations 407 (881) 727 Repurchase of shares 17 – (32) (181) Net unrealized gains (losses) on cash flow hedges 41 (102) (8) Reclassification of net losses (gains) on cash flow hedges to net income 59 (1) 1 Comprehensive income (loss) $ 14 $ (945) $ 1,202 Earnings (loss) per Class A Subordinate Voting or Class B Share 4 Basic $ (4.41) $ 0.63 $ 5.95 Diluted $ (4.41) $ 0.62 $ 5.86 Cash dividends paid per Class A Subordinate Voting or Class B Share $ 0.18 $ 1.26 $ 1.15 Average number of Class A Subordinate Voting and Class B Shares outstanding during the year [in millions]: 4 Basic 111.8 112.8 111.4 Diluted 111.8 113.9 114.1 See accompanying notes MAGNA INTERNATIONAL INC. Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income [U.S. dollars in millions, except per share figures] Magna International Inc. 2009 Annual Report – Financial Statements 41

MAGNA INTERNATIONAL INC.

Consolidated Statements of Retained Earnings

[U.S. dollars in millions]

Years ended December 31,

	Note	2009	2008	2007
Retained earnings, beginning of year		**$ 3,357**	$ 3,526	$ 3,773
Net (loss) income		**(493)**	71	663
Dividends on Class A Subordinate Voting and Class B Shares		**(21)**	(142)	(131)
Repurchase of Class A Subordinate Voting Shares	17	**–**	(98)	(755)
Repurchase of Class B Shares	17	**–**	–	(24)
Retained earnings, end of year		**$ 2,843**	$ 3,357	$ 3,526

See accompanying notes

MAGNA INTERNATIONAL INC.

Consolidated Statements of Cash Flows

[U.S. dollars in millions]

Years ended December 31,

	Note	2009	2008	2007
OPERATING ACTIVITIES				
Net (loss) income		**$ (493)**	$ 71	$ 663
Items not involving current cash flows	5	**1,114**	1,258	1,024
		621	1,329	1,687
Changes in non-cash operating assets and liabilities	5	**(94)**	(275)	(94)
Cash provided from operating activities		**527**	1,054	1,593
INVESTMENT ACTIVITIES				
Fixed asset additions		**(629)**	(739)	(741)
Purchase of subsidiaries	6	**(50)**	(158)	(46)
Increase in investments and other assets		**(227)**	(231)	(190)
Proceeds from disposition		**30**	65	109
Cash used for investment activities		**(876)**	(1,063)	(868)
FINANCING ACTIVITIES				
Increase (decrease) in bank indebtedness		**(853)**	827	16
Repayments of debt	14	**(296)**	(354)	(79)
Issues of debt	14	**5**	3	12
Issues of Class A Subordinate Voting Shares	17	**2**	–	1,560
Settlement of stock appreciation rights	16	**(1)**	–	–
Repurchase of Class A Subordinate Voting Shares	17	**–**	(247)	(1,310)
Repurchase of Class B Shares	17	**–**	–	(24)
Dividends		**(21)**	(140)	(131)
Cash (used for) provided from financing activities		**(1,164)**	89	44
Effect of exchange rate changes on cash and cash equivalents		**90**	(277)	300
Net (decrease) increase in cash and cash equivalents during the year		**(1,423)**	(197)	1,069
Cash and cash equivalents, beginning of year		**2,757**	2,954	1,885
Cash and cash equivalents, end of year		**$ 1,334**	$ 2,757	$ 2,954

See accompanying notes

Magna International Inc. 2009 Annual Report – Financial Statements
42

MAGNA INTERNATIONAL INC.

Consolidated Balance Sheets

[U.S. dollars in millions]

As at December 31,

	Note		2009		2008
ASSETS					
Current assets					
Cash and cash equivalents	5	$	**1,334**	$	2,757
Accounts receivable			**3,062**		2,821
Inventories	7		**1,721**		1,647
Income taxes receivable	11		**50**		11
Prepaid expenses and other			**136**		115
			6,303		7,351
Investments	8, 15		**238**		194
Fixed assets, net	3, 9		**3,811**		3,701
Goodwill	3, 10		**1,132**		1,160
Future tax assets	11		**168**		182
Other assets	3, 12		**651**		601
		$	**12,303**	$	13,189
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank indebtedness	14	$	**48**	$	909
Accounts payable			**3,001**		2,744
Accrued salaries and wages			**372**		448
Other accrued liabilities	13		**862**		835
Long-term debt due within one year	14		**16**		157
			4,299		5,093
Deferred revenue			**19**		31
Long-term debt	14		**115**		143
Other long-term liabilities	15		**369**		423
Future tax liabilities	11		**141**		136
			4,943		5,826
Shareholders' equity					
Capital stock	17				
Class A Subordinate Voting Shares [issued: 111,933,031; 2008 – 111,879,059]			**3,613**		3,605
Class B Shares [convertible into Class A Subordinate Voting Shares] [issued: 726,829]			**–**		–
Contributed surplus	18		**63**		67
Retained earnings	17		**2,843**		3,357
Accumulated other comprehensive income	19		**841**		334
			7,360		7,363
		$	**12,303**	$	13,189

Commitments and contingencies [notes 14, 21 and 24]

See accompanying notes

On behalf of the Board:

/s/ Donald Resnick

Donald Resnick
Director

/s/ Frank Stronach

Frank Stronach
Chairman of the Board

Magna International Inc. 2009 Annual Report – Financial Statements
43

Magna International Inc. 2009 Annual Report – Financial Statements 44 MAGNA INTERNATIONAL INC. Notes to the Consolidated Financial Statements [All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted] 1. SIGNIFICANT ACCOUNTING POLICIES Basis of presentation Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers [“OEMs”] of cars and light trucks in North America, Europe, Asia, South America and Africa. The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles [“Canadian GAAP”]. These principles are also in conformity, in all material respects, with United States generally accepted accounting principles [“U.S. GAAP”], except as described in note 26 to the consolidated financial statements. Principles of consolidation The consolidated financial statements include the accounts of Magna. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated. Financial instruments The Company classifies all of its financial assets and financial liabilities as held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held-for-trading financial instruments, which include cash and cash equivalents and the Company’s investment in asset-backed commercial paper [“ABCP”] are measured at fair value and all gains and losses are included in net (loss) income in the period in which they arise. Held-to-maturity investments, which include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements, are recorded at amortized cost using the effective interest method. Loans and receivables, which include accounts receivable, long-term receivables, accounts payable, accrued salaries and wages, and certain other accrued liabilities, are recorded at amortized cost using the effective interest method. The Company does not currently have any available-for-sale financial assets. Foreign currency translation The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive (loss) income and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on non-U.S. dollar debt that is designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive income. The appropriate amounts of exchange gains or losses in accumulated other comprehensive income are reflected in income when there is a reduction, as a result of capital transactions, in the Company’s net investment in the operations that gave rise to such exchange gains and losses. Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed U.S. dollar and euro [“€”] outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive (loss) income; any ineffective portion is recorded in net (loss) income. Amounts accumulated in other comprehensive (loss) income are reclassified to net (loss) income in the period in which the hedged item affects net (loss) income. If the Company’s foreign exchange forward contracts ceased to be effective as hedges, for example, if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

Cash and cash equivalents Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition. Inventories Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value. Investments The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include the Company’s investment in ABCP and long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws. Long-lived assets Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment. Definite-lived intangible assets, which have arisen principally through acquisitions, are amortized on a straight-line basis over their estimated useful lives, typically over periods not exceeding five years. The Company assesses fixed and other long-lived assets [excluding goodwill] for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of the long-lived assets is generally determined using estimated discounted future cash flows. Goodwill Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment, if any. The fair value of goodwill is determined using the estimated discounted future cash flows of the reporting unit. Other assets Other assets include long-term receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made. Preproduction costs related to long-term supply agreements Pre-operating costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred. Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists. Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement. Costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement. Magna International Inc. 2009 Annual Report – Financial Statements 45

Magna International Inc. 2009 Annual Report – Financial Statements 46 Warranty The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s estimated cost of the recall is recorded as a charge to net (loss) income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company. Employee future benefit plans The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable. Asset retirement obligation The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the estimated fair value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges. The estimated fair value of the obligation is assessed for changes in the expected timing and extent of expenditures with changes related to the time value of money recorded as interest expense. Subordinated debentures The Company’s subordinated debentures were recorded as debt with the exception of the equity value ascribed to the holders’ option to convert the 6.5% subordinated debentures into Class A Subordinate Voting Shares, which is recorded as part of shareholders’ equity in contributed surplus. The holders’ conversion option was valued using a residual value approach. Revenue recognition Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by, customers. Separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. Percentage of completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures. Revenue and cost of goods sold, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of (loss) income and comprehensive (loss) income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis. With respect to vehicle assembly sales, where Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs. These programs are accounted for on a full-cost basis under which sales and cost of goods sold include these input costs. Where third-party components and systems are held on consignment by the Company, the selling price to the customer reflects a value-added assembly fee only and, accordingly, the costs of such consignment inputs are not included in sales and cost of goods sold.

Government financing The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants and tax credits relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances, the benefits of which are recorded as a reduction of income tax expense. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received. Research and development Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery. As at December 31, 2009 and 2008, no development costs were deferred. Income taxes The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. No future tax liability is recorded for taxes that could arise on the remittance of undistributed earnings of foreign subsidiaries as these earnings are considered to be reinvested for the foreseeable future. Taxes are recorded on such foreign undistributed earnings when circumstances change and it becomes apparent that such earnings will be distributed in the foreseeable future. Stock-based compensation Compensation expense is recognized for stock options based upon the fair value of the options at the grant or modification date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense with a corresponding increase to contributed surplus. The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the Company’s control. If other assumptions are used, stock-based compensation expense could be significantly impacted. As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Class A Subordinate Voting Shares and contributed surplus is reduced accordingly. The Company’s restricted stock plans and restricted share unit plans are measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense with a corresponding increase to contributed surplus. As restricted stock or restricted share units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted share units is credited to Class A Subordinate Voting Shares and released from contributed surplus. Comprehensive (loss) income Other comprehensive (loss) income includes unrealized gains and losses on translation of the Company’s net investment in self sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive (loss) income is presented below net (loss) income on the consolidated statements of (loss) income and comprehensive (loss) income. Comprehensive (loss) income is composed of net (loss) income and other comprehensive (loss) income. Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive (loss) income which are recognized in comprehensive (loss) income but excluded from net (loss) income. Magna International Inc. 2009 Annual Report – Financial Statements 47

Magna International Inc. 2009 Annual Report – Financial Statements 48 Earnings (loss) per Class A Subordinate Voting or Class B Share Basic earnings (loss) per Class A Subordinate Voting or Class B Share are calculated on net (loss) income using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year. Diluted earnings (loss) per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the convertible subordinated debentures been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year, if dilutive. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings (loss) per share includes an adjustment for stock options outstanding using the treasury stock method. Class A Subordinate Voting Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings (loss) per share but have been included in the calculation of diluted earnings (loss) per share. Use of estimates The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Future accounting standards In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards [“IFRS”] for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, throughout 2009, management undertook a detailed review of the implications of Magna having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators’ National Instrument 51-102, “Continuous Disclosure Obligations”. In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company’s industry comparables, and (iii) the financial reporting needs of the Company’s market participants, including shareholders, lenders, rating agencies and market analysts. As a result of this analysis, management has determined that Magna will adopt U.S. GAAP as its primary basis of financial reporting with our first reporting period beginning after January 1, 2011. Management has already commenced its planning and implementation of this transition and the adoption of U.S. GAAP is not anticipated to have a material change on the Company’s accounting policies or financial results, except for the reporting differences disclosed in note 26 to the consolidated financial statements. In October 2008, the Canadian Institute of Chartered Accountants [“CICA”] issued Handbook Sections 1582, “Business Combinations” [“CICA 1582”], 1601 “Consolidated Financial Statements” [“CICA 1601”], and 1602 “Non-controlling Interests” [“CICA 1602”]. CICA 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed, CICA 1601 carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests, and CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards would be effective for Magna in the first quarter of 2011 with earlier adoption permitted. As at December 31, 2009, these new standards have not been adopted by the Company. In October 2009, the FASB issued Accounting Standards Update [“ASU”] 2009-13, “Revenue Recognition [Topic 605] -Multiple-Deliverable Revenue Arrangements”. This ASU eliminates the requirement that undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the consideration that is attributable to items that already have been delivered. This may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under the current requirements. This ASU is effective for revenue arrangements entered into or materially modified beginning in 2011 although early adoption is permitted. Management is currently evaluating the requirements of this ASU and has not yet determined the impact, if any, that it will have on the consolidated financial statements.

2. ACCOUNTING CHANGE

On January 1, 2009, the Company adopted the CICA Handbook Section 3064, 'Goodwill and Intangible Assets', with no restatement of prior periods. These new recommendations provide guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard did not have a material impact on the Company's consolidated financial statements.

3. GOODWILL AND LONG-LIVED ASSETS

The Company completes its annual goodwill and long-lived asset impairment analyses in the fourth quarter of each year in conjunction with its annual business planning cycle. Based on this analysis and consideration of other indicators of impairment, the Company recorded goodwill and long-lived asset impairment charges as follows:

		2009		2008		2007
[a] North America						
Long-lived assets	**$**	**13**	$	275	$	44
Goodwill		**100**		–		–
		113		275		44
[b] Europe						
Long-lived assets		**70**		8		12
	$	**183**	$	283	$	56

[a] North America

For the year ended December 31, 2009

In conjunction with its annual business planning cycle, during the fourth quarter of 2009, the Company determined that its Car Top Systems ['CTS'] North America reporting unit could potentially be impaired, primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout the Company's business planning period. Based on the reporting unit's discounted forecast cash flows, the Company recorded a $25 million goodwill impairment charge.

In addition, during the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility's cash flows in relation to the reporting unit, management determined that it was more likely than not that goodwill at its Powertrain North America reporting unit could potentially be impaired. Therefore, the Company recorded a $75 million goodwill impairment charge.

The goodwill impairment charges were calculated by determining the implied fair value of goodwill in the same manner as if it had acquired the Powertrain and CTS reporting units as at June 30, 2009 and December 31, 2009, respectively.

During the fourth quarter of 2009, the Company recorded long-lived asset impairment charges of $13 million [$11 million after tax] related to fixed assets at a die casting facility in Canada and an anticipated under recovery of capitalized tooling costs at a stamping facility in the United States due to significantly lower volumes on certain SUV programs.

During the second quarter of 2009, the Company recorded restructuring costs of $6 million in cost of goods sold [$6 million after tax] related to the planned closure of a powertrain facility in Syracuse, New York, substantially all of which will be paid subsequent to 2009.

For the year ended December 31, 2008

During 2008, the Company recorded long-lived asset impairment charges of $275 million [$238 million after tax], related primarily to its powertrain and interior and exterior systems operations in the United States and Canada.

At the Company's powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million [$169 million after tax] were recorded primarily as a result of: (i) a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs; (ii) excess die-casting, machining and assembly capacity; and (iii) historical losses that are projected to continue throughout the Company's business planning period.

At its interiors and exteriors operations, the Company recorded $74 million [$61 million after tax] of asset impairment charges primarily as a result of: (i) significantly lower volumes on certain pick-up truck and SUV programs; (ii) the loss of certain replacement business; and (iii) historical losses that are projected to continue throughout the Company's business planning period.

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49

Magna International Inc. 2009 Annual Report – Financial Statements 50 In addition, the Company recorded asset impairment charges of $12 million [$8 million after tax] related to dedicated assets at a chassis systems facility in Canada and a seating systems facility in the United States. During 2008, the Company recorded restructuring and rationalization costs of $79 million in cost of goods sold and $5 million in selling, general and administrative expense [$60 million after tax] related to the above long-lived asset impairments and other restructuring activities. Substantially all of the $84 million was paid during 2009. For the year ended December 31, 2007 During 2007, the Company recorded asset impairments of $44 million [$28 million after tax] at an interior systems facility in the United States and certain powertrain facilities in the United States and Canada. The asset impairments were recorded as a result of: (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the Company’s business planning period based on existing and projected sales levels. [b] Europe For the year ended December 31, 2009 During 2009, the Company recorded long-lived asset impairment charges of $70 million [$70 million after tax] related to its CTS and exterior systems operations in Germany. At the Company’s CTS operations, long-lived asset impairment charges of $59 million [$59 million after tax] were recorded related to fixed and intangible assets. The impairment charge was calculated based on CTS’ discounted forecast cash flows and was necessary primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout the Company’s business planning period. At its exteriors operations, the Company recorded an $11 million [$11 million after tax] asset impairment charge related to specific under-utilized assets in Germany. During 2009, the Company recorded restructuring and rationalization costs of $17 million in cost of goods sold and $3 million in selling, general and administrative expense [$20 million after tax]. The charges consist primarily of severance and other termination benefits related to the closure of powertrain and interior systems facilities in Germany. Substantially all of the $20 million will be paid subsequent to 2009. For the year ended December 31, 2008 During 2008, the Company recorded an $8 million [$8 million after tax] asset impairment related to the disposal of specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain facility in Austria. For the year ended December 31, 2007 During 2007, the Company recorded asset impairments of $12 million [$12 million after tax] relating to certain assets and facilities in Germany, Austria, Spain and the Czech Republic due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects.

4. EARNINGS (LOSS) PER SHARE Earnings (loss) per share are computed as follows: 2009 2008 2007 Basic earnings (loss) per Class A Subordinate Voting or Class B Share: Net (loss) income $ (493) $ 71 $ 663 Average number of Class A Subordinate Voting and Class B Shares outstanding during the year 111.8 112.8 111.4 Basic earnings (loss) per Class A Subordinate Voting or Class B Share $ (4.41) $ 0.63 $ 5.95 Diluted earnings (loss) per Class A Subordinate Voting or Class B Share: Net (loss) income available to Class A Subordinate Voting and Class B Shareholders $ (493) $ 71 $ 663 Adjustment [net of related tax effect]: Interest on Convertible Subordinated Debentures [b] – – 5 $ (493) $ 71 $ 668 Average number of Class A Subordinate Voting and Class B Shares outstanding during the year 111.8 112.8 111.4 Adjustments: Stock options and restricted stock [c] – 1.1 1.6 Convertible Subordinated Debentures [b] – – 1.1 111.8 113.9 114.1 Diluted earnings (loss) per Class A Subordinate Voting or Class B Share $ (4.41) $ 0.62 $ 5.86 [a] Diluted earnings (loss) per Class A Subordinate Voting or Class B Share exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption. These debentures matured during 2009 as described in note 14 (c) to the consolidated financial statements. [b] During 2008, diluted earnings (loss) per Class A Subordinate Voting or Class B Share excluded 1.1 million Class A Subordinate Voting Shares issuable to settle the 6.5% Convertible Subordinated Debentures as the conversion of the debentures would have an anti-dilutive impact to earnings (loss) per share. These debentures were redeemed during 2009 as described in note 14 (d) to the consolidated financial statements. [c] Diluted earnings (loss) per Class A Subordinate Voting or Class B Share exclude 3.4 million [2008 - 2.7 million; 2007 - 2.9 million] Class A Subordinate Voting Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”. 5. DETAILS OF CONSOLIDATED STATEMENTS OF CASH FLOWS [a] Cash and cash equivalents consist of: 2009 2008 Bank term deposits, bankers acceptances and government paper $ 852 $ 2,517 Cash 409 168 Cash in joint ventures 73 72 $ 1,334 $ 2,757 Magna International Inc. 2009 Annual Report – Financial Statements 51

[b] Items not involving current cash flows:

		2009		2008		2007
Depreciation and amortization	$	**737**	$	873	$	872
Goodwill and long-lived asset impairments *[note 3]*		**183**		283		56
Amortization of other assets included in cost of goods sold		**83**		78		44
Valuation allowance established against future tax assets *[note 11]*		**–**		123		115
Equity income		**(7)**		(19)		(11)
Future income taxes and non-cash portion of current taxes		**56**		(131)		(123)
Reclassification of gain on translation of net investment in foreign operations from accumulated other comprehensive income *[note 19]*		**–**		(116)		(26)
Amortization of employee wage buydown *[note 12]*		**27**		62		–
Other non-cash charges		**61**		105		97
Curtailment gain *[note 15]*		**(26)**		–		–
	$	**1,114**	$	1,258	$	1,024

[c] Changes in non-cash operating assets and liabilities:

		2009		2008		2007
Accounts receivable	$	**(40)**	$	826	$	36
Inventories		**17**		(124)		(97)
Prepaid expenses and other *[note 12]*		**6**		(70)		(13)
Accounts payable		**241**		(475)		(259)
Accrued salaries and wages		**(92)**		(98)		44
Other accrued liabilities		**(108)**		(76)		150
Income taxes payable/receivable		**(104)**		(232)		66
Deferred revenue		**(14)**		(26)		(21)
	$	**(94)**	$	(275)	$	(94)

6. BUSINESS ACQUISITIONS

Acquisitions in the year ended December 31, 2009

On May 11, 2009, Magna acquired Cadence Innovation s.r.o., a manufacturer of exterior and interior systems. The acquired business is primarily located in the Czech Republic with sales to various customers, including Skoda.

On June 1, 2009, Magna acquired several facilities from Meridian Automotive Systems Inc. The facilities are located in the United States and Mexico and manufacture composites for various customers.

The total consideration for these acquisitions and certain other acquisitions was $136 million, consisting of $50 million paid in cash and $86 million of assumed debt.

The net effect of the acquisitions on the Company's 2009 consolidated balance sheet was a decrease in non-cash working capital of $3 million, and increases in fixed assets of $116 million, goodwill of $8 million, other assets of $4 million and future tax liabilities of $7 million.

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to goodwill and intangible assets.

Acquisitions in the year ended December 31, 2008

On May 30, 2008, Magna acquired a facility from Ogihara America Corporation. The facility in Alabama manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz.

On June 16, 2008, Magna was the successful bidder to acquire a substantial portion of the exteriors business and related assets from Plastech Engineered Products Inc., in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors, in the United States and Canada.

On October 3, 2008, Magna acquired BluWav Systems LLC, a developer and supplier of electric and energy management systems for hybrid electric vehicles, plug-in hybrid vehicles and battery electric vehicles.

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52

On October 31, 2008, Magna acquired Technoplast, a supplier of plastic exterior and interior components. Technoplast is located in Nizhny Novgorod, Russia and supplies the GAZ Group with components for several programs.

The total consideration for these and certain other acquisitions was $177 million, consisting of $158 million paid in cash and $19 million of assumed debt.

The net effect of the acquisitions on the Company's 2008 consolidated balance sheet was increases in non-cash working capital of $23 million, fixed assets of $80 million, goodwill of $27 million, other assets of $50 million and future tax liabilities of $3 million.

Acquisitions in the year ended December 31, 2007

On January 15, 2007, Magna acquired two facilities from Pressac Investments Limited ['Pressac']. The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, Mercedes-Benz and Fiat. The total consideration for the acquisition amounted to $52 million [€40 million], consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt.

The net effect of the acquisition on the Company's 2007 consolidated balance sheet was increases in non-cash working capital of $12 million, fixed assets of $20 million, goodwill of $25 million, other assets of $3 million, other long-term liabilities of $6 million and future tax liabilities of $2 million.

Pro forma impact [unaudited]

If the acquisitions completed during 2009 and 2008 occurred on January 1, 2008, the Company's pro forma consolidated sales for the year ended December 31, 2009 would have been $18 billion [2008 - $24 billion] and the unaudited pro forma consolidated net loss would have been $545 million [2008 - net income $25 million].

7. INVENTORIES

Inventories consist of:

	2009	2008
Raw materials and supplies	**$ 586**	$ 605
Work-in-process	**176**	166
Finished goods	**219**	228
Tooling and engineering	**740**	648
	$ 1,721	$ 1,647

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

8. INVESTMENTS

At December 31, 2009, the Company held Canadian third party ABCP with a face value of Cdn$134 million. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents.

On January 16, 2009, a restructuring plan was finalized and new restructuring Notes [the "Notes"] were issued in exchange for existing investments. The Notes issued include: (i) notes in a Master Trust (MAV2 – A Notes), which are rated A by DBRS with a face amount value of Cdn$102 million; (ii) subordinate notes (MAV2 – B and C Notes) which are unrated with a face amount value of Cdn$9 million; and (iii) various tracking notes which were issued in exchange for assets deemed ineligible for inclusion in the Master Trust with a face amount value of Cdn$23 million. The criteria for eligibility into the Master Trust included credit quality, an expected return of the assets and arrangements with individual asset providers. The performance of the tracking notes is tied directly to actual performance of the specific assets.

At December 31, 2009, the carrying value of this investment was Cdn$88 million [2008 - Cdn$79 million], which was based on a valuation technique estimating the fair value from the perspective of a market participant. For the year ended December 31, 2009, the Company recorded a $9 million increase in the carrying value of its investment in ABCP in selling, general and administrative expense, due to a reduction of the spread between the anticipated return on the restructured notes and current market indices.

For the year ended December 31, 2008, the Company recorded a $41 million impairment charge in selling, general and administrative expense and $5 million of interest income on these investments.

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53

9. FIXED ASSETS

Fixed assets consist of:

	2009	2008
Cost		
Land	**$ 233**	$ 228
Buildings	**1,078**	887
Machinery and equipment	**8,718**	7,966
	10,029	9,081
Accumulated depreciation		
Buildings	**(404)**	(305)
Machinery and equipment	**(5,814)**	(5,075)
	$ 3,811	$ 3,701

Included in the cost of fixed assets above are construction in progress expenditures of $523 million [2008 - $388 million] that have not been depreciated.

10. GOODWILL

The following is a continuity of the Company's goodwill:

	2009	2008	2007
Balance, beginning of year	**$ 1,160**	$ 1,237	$ 1,096
Acquisitions *[note 6]*	**7**	27	25
Impairments *[note 3]*	**(100)**	–	–
Foreign exchange and other	**65**	(104)	116
	$ 1,132	$ 1,160	$ 1,237

11. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2009	2008	2007
Canadian statutory income tax rate (recovery)	**(33.0)%**	33.5%	36.1%
Manufacturing and processing profits deduction	**(0.1)**	(1.2)	(1.4)
Foreign rate differentials	**(4.6)**	(22.1)	(9.5)
Losses not benefited	**26.2**	29.3	1.5
Earnings of equity investees	**(0.4)**	(2.0)	(0.4)
Goodwill write-off	**6.8**	–	–
Valuation allowance on future tax assets [i]	**–**	37.5	10.0
Mexican tax reform [ii]	**–**	–	4.6
Reduction in enacted tax rates [iii]	**–**	–	(0.4)
Other	**1.6**	3.3	2.0
Effective income tax rate	**(3.5)%**	78.3%	42.5%

[i] During 2008, the Company recorded a $123 million [2007 - $115 million] charge to establish valuation allowances against its remaining future tax assets in the United States. Accounting standards require that the Company assess whether valuation allowances should be established against its future income tax assets based on the consideration of all available evidence using a 'more likely than not' standard. The factors the Company uses to assess the likelihood of realization are its forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. The Company determined that valuation allowances were required in the United States based on: (i) historical consolidated losses at the Company's United States operations that are expected to continue in the near term; (ii) the accelerated deterioration of near-term automotive market conditions in the United States; and (iii) significant and inherent uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these future tax assets.

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[ii] During 2007, the Company recorded a $53 million charge to future income tax expenses as a result of a new flat tax introduced in Mexico that was effective January 1, 2008. The flat tax is a minimum tax whereby the greater of income tax or flat tax is paid. In computing the flat tax, only 50% of the undepreciated tax balances of certain fixed assets acquired before September 1, 2007 and 60% of inventory balances as at December 31, 2007 are deductible over 10 years. In addition, no deduction or credit is permitted in respect of interest expense, royalties paid to related parties, net operating losses and certain non-deductible reserves as at December 31, 2007 against the flat tax in the future.

[iii] During 2007, the Company recorded a future income tax benefit of $5 million related to decreases in enacted tax rates in Canada.

[b] The details of (loss) income before income taxes by jurisdiction are as follows:

		2009		2008		2007
Canadian	$	47	$	200	$	778
Foreign		(558)		128		374
	$	(511)	$	328	$	1,152

[c] The details of the income tax provision (recovery) are as follows:

		2009		2008		2007
Current						
Canadian federal taxes	$	(33)	$	101	$	234
Provincial taxes		(20)		57		109
Foreign taxes		58		107		119
		5		265		462
Future						
Canadian federal taxes		20		(38)		(28)
Provincial taxes		7		(24)		(13)
Foreign taxes		(50)		54		68
		(23)		(8)		27
	$	(18)	$	257	$	489

[d] Future income taxes have been provided on temporary differences, which consist of the following:

		2009		2008		2007
Book amortization less than (in excess of) tax amortization	$	(9)	$	11	$	2
Tax depreciation less than book depreciation		(8)		(46)		(25)
Net tax losses benefited		(23)		(69)		(52)
Valuation allowance on future tax assets		–		123		115
Liabilities currently not deductible for tax		4		(32)		(5)
Reduction in enacted tax rates		–		–		(3)
Other		13		5		(5)
	$	(23)	$	(8)	$	27

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[e] Future tax assets and liabilities consist of the following temporary differences:

		2009		2008
Assets				
Tax benefit of loss carryforwards				
Pre-acquisition	**$**	**57**	$	58
Post-acquisition		**596**		407
Other liabilities		**128**		104
Tax credits carryforward		**69**		71
Unrealized loss on cash flow hedges		**11**		63
Other		**77**		59
		938		762
Valuation allowance against tax benefit of loss carryforwards				
Pre-acquisition		**(50)**		(52)
Post-acquisition		**(535)**		(372)
Other valuation allowance		**(185)**		(156)
	$	**168**	$	182
Liabilities				
Tax depreciation in excess of book depreciation	**$**	**104**	$	103
Other assets book value in excess of tax value		**24**		18
Unrealized gain on cash flow hedges		**13**		15
		141		136
Net future tax assets	**$**	**27**	$	46

[f] Income taxes paid in cash [net of refunds] were $16 million for the year ended December 31, 2009 [2008 - $437 million; 2007 - $435 million].

[g] At December 31, 2009, the Company had gross income tax loss carryforwards of $1.9 billion which relate to certain foreign subsidiaries, including $145 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $1.1 billion expire between 2010 and 2029 and the remainder have no expiry date.

12. OTHER ASSETS

Other assets consist of:

		2009		2008
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	**$**	**433**	$	230
Long-term receivables		**50**		67
Patents and licenses, net *[note 3]*		**20**		54
Employee wage buydown, net [a]		**25**		52
Other, net *[notes 3, 6]*		**123**		198
	$	**651**	$	601

[a] Under the terms of a collective bargaining agreement, employees agreed to accept lump-sum cash payments in return for lower wages and benefits over the four-year term of the union contract. Given that the Company will benefit from these lump-sum payments over the term of the union contract, the committed amounts have been capitalized in other assets. The capitalized amounts are being amortized over the term of the collective bargaining agreement based on estimated employment levels.

13. WARRANTY

The following is a continuity of the Company's warranty accruals:

		2009		2008		2007
Balance, beginning of year	**$**	**75**	$	103	$	94
Expense (income), net		**31**		(2)		19
Settlements		**(35)**		(23)		(32)
Foreign exchange and other		**4**		(3)		22
	$	**75**	$	75	$	103

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56

14. DEBT AND COMMITMENTS

[a] The Company's long-term debt, which is substantially uncollateralized, consists of the following:

		2009		2008
Bank term debt at a weighted average interest rate of approximately 3.4%, denominated primarily in euros	**$**	**67**	$	2
Government loans at a weighted average interest rate of approximately 2.3%, denominated primarily in euros		**20**		25
7.08% Subordinated Debentures [c]		**–**		139
6.5% Convertible Subordinated Debentures [d]		**–**		83
Other		**44**		51
		131		300
Less due within one year		**16**		157
	$	**115**	$	143

[b] Future principal repayments on long-term debt are estimated to be as follows:

2010	$	16
2011		21
2012		63
2013		4
2014		5
Thereafter		22
	$	131

[c] On September 21, 1999, the Company issued €100 million of 7.08% junior unsecured subordinated debentures which matured on September 30, 2009. Upon maturity, the Company settled these debentures with cash.

[d] On March 27, 2003, the Company issued Cdn$100 million of 6.5% Convertible Subordinated Debentures. These debentures were redeemed for cash on December 7, 2009, prior to their scheduled maturity date of March 31, 2010.

[e] On October 12, 2005, the Company entered into a $2.0 billion five-year revolving term facility, of which $1.9 billion was unused and available at year end. In July 2007, the facility was extended to July 31, 2012. The facility has a North American tranche of $1.57 billion, a European tranche of €300 million and an Asian tranche of $50 million.

Under the terms of the Company's operating and term credit agreements, it is permitted to make use of banker's acceptances and commercial paper to borrow at effective interest rates which are, from time to time, lower than those charged under the bank lines of credit.

[f] Interest expense (income), net includes:

		2009		2008		2007
Interest expense						
Current	**$**	**11**	$	19	$	16
Long-term		**16**		32		36
		27		51		52
Interest income		**(20)**		(113)		(114)
Interest expense (income), net	**$**	**7**	$	(62)	$	(62)

[g] Interest paid in cash was $27 million for the year ended December 31, 2009 [2008 - $43 million; 2007 - $38 million].

Magna International Inc. 2009 Annual Report – Financial Statements
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[h] At December 31, 2009, the Company had commitments under operating leases with MI Developments Inc. ["MID"] *[note 23]* and third parties requiring annual rental payments as follows:

	MID	Third parties	Total
2010	$ 150	$ 128	$ 278
2011	148	104	252
2012	148	87	235
2013	147	72	219
2014	137	57	194
Thereafter	422	99	521
	$ 1,152	$ 547	$ 1,699

For the year ended December 31, 2009, operating lease expense was $280 million [2008 - $296 million; 2007 - $316 million], of which $149 million related to MID [2008 - $156 million; 2007 - $159 million].

[i] During 2003, one of the Company's German subsidiaries entered into an operating lease for a facility constructed at a cost of approximately $12 million. The lessor in this arrangement leased the assets from a partnership that is substantially debt financed, which is owned directly and indirectly by the lessor. Although the Company's German subsidiary has options to acquire either the facility under lease or the partnership, the Company's obligations under this arrangement are limited to those in its operating lease agreement. Although this arrangement qualifies as a variable interest entity, the Company has concluded that it is not the primary beneficiary under the agreement and has, therefore, not consolidated the entity.

15. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2009	2008	2007
Defined benefit pension plans [a]	**$ 35**	$ 29	$ 37
Termination and long service arrangements [b]	**194**	184	192
Retirement medical benefits plans [c]	**66**	85	86
	295	298	315
Asset retirement obligation	**42**	36	38
Long-term portion of fair value of hedges	**32**	89	41
	$ 369	$ 423	$ 394

[a] Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

	2009	2008	2007
Projected benefit obligation			
Discount rate	**5.8%**	6.3%	5.8%
Rate of compensation increase	**3.6%**	3.6%	3.2%
Net periodic benefit cost			
Discount rate	**6.3%**	6.4%	5.4%
Rate of compensation increase	**3.6%**	3.7%	3.2%
Expected return on plan assets	**7.4%**	7.8%	7.6%

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Information about the Company's defined benefit pension plans is as follows:

		2009		2008		2007
Projected benefit obligation						
Beginning of year	**$**	**254**	$	305	$	286
Current service cost		**9**		19		22
Interest cost		**16**		16		15
Actuarial losses (gains) and changes in actuarial assumptions		**32**		(16)		(24)
Benefits paid		**(14)**		(10)		(8)
Divestitures		**–**		(8)		–
Settlement		**–**		(35)		–
Curtailment		**–**		–		(6)
Currency translation		**13**		(17)		20
End of year	**$**	**310**	$	254	$	305
Plan assets at fair value						
Beginning of year	**$**	**176**	$	279	$	232
Return on plan assets		**37**		(54)		19
Employer contributions		**13**		17		22
Benefits paid		**(13)**		(10)		(8)
Divestiture		**–**		(7)		–
Settlement		**(5)**		(35)		–
Currency translation		**10**		(14)		14
End of year	**$**	**218**	$	176	$	279
Unfunded amount	**$**	**92**	$	78	$	26
Unrecognized actuarial losses		**(57)**		(49)		11
Net amount recognized in the consolidated balance sheets	**$**	**35**	$	29	$	37
Net periodic benefit cost						
Current service cost	**$**	**9**	$	19	$	22
Interest cost		**16**		16		15
Return on plan assets		**(14)**		(19)		(16)
Actuarial losses (gains)		**2**		(1)		1
Curtailment gain		**–**		(2)		–
Net periodic benefit cost	**$**	**13**	$	13	$	22

[b] Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

All lump sum termination and long service payment arrangements are unfunded. However, pursuant to local tax laws, Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $7 million at December 31, 2009 [2008 - $9 million] and are included in investments on the Company's consolidated balance sheets.

The weighted average significant actuarial assumptions adopted in measuring the Company's projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2009	2008	2007
Discount rate	**6.2%**	6.2%	5.4%
Rate of compensation increase	**4.1%**	3.9%	3.1%

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Magna International Inc. 2009 Annual Report – Financial Statements 60 Information about the Company’s termination and long service arrangements is as follows: 2009 2008 2007 Projected benefit obligation Beginning of year $ 208 $ 211 $ 177 Current service cost 13 17 19 Interest cost 12 10 9 Actuarial (gains) losses and changes in actuarial assumptions (4) 11 (3) Benefits paid (25) (27) (17) Acquisition – – 5 Currency translation 6 (14) 21 End of year $ 210 $ 208 $ 211 Unfunded amount $ 210 $ 208 $ 211 Unrecognized actuarial losses (16) (24) (19) Net amount recognized in the consolidated balance sheets $ 194 $ 184 $ 192 Net periodic benefit cost Current service cost $ 13 $ 17 $ 19 Interest cost 12 10 9 Actuarial losses 1 – – Net periodic benefit cost $ 26 $ 27 $ 28 [c] Retirement medical benefits plan Historically, the Company sponsored a retirement medical benefits plan that covered eligible employees and retirees. Retirees age 60 or older with 10 or more years of service were eligible for benefits, and existing retirees as at August 1, 2000 that met the above criteria were also eligible for benefits. Benefits were capped based on years of service. During 2009, the Company amended these plans such that substantially all employees retiring on or after August 1, 2009 will no longer participate in the plan and a curtailment gain was recorded during 2009. In addition, the Company sponsors certain retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs. The weighted average discount rate used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows: 2009 2008 2007 Retirement medical benefit obligations 5.7% 6.3% 5.9% Net periodic benefit cost 6.0% 6.3% 5.4% Health care cost inflation 9.3% 9.3% 9.6%

Information about the Company's retirement medical benefits plan is as follows:

		2009		2008		2007
Projected benefit obligation						
Beginning of year	**$**	**73**	$	79	$	104
Current service cost		**1**		4		7
Interest cost		**3**		5		6
Actuarial losses (gains) and changes in actuarial assumptions		**3**		(7)		(41)
Benefits paid		**(3)**		(2)		(2)
Curtailment		**(36)**		–		–
Special termination benefit		**–**		–		(1)
Currency translation		**2**		(6)		6
End of year	**$**	**43**	$	73	$	79
Unfunded amount	**$**	**43**	$	73	$	79
Unrecognized past service obligation		**3**		(9)		(12)
Unrecognized actuarial gains		**20**		21		19
Net amount recognized in the consolidated balance sheets	**$**	**66**	$	85	$	86
Net periodic benefit cost						
Current service cost	**$**	**1**	$	4	$	7
Interest cost		**3**		5		6
Actuarial (gains) losses		**2**		(2)		1
Curtailment gain		**(26)**		–		–
Past service cost amortization		**–**		1		1
Net periodic benefit cost	**$**	**(20)**	$	8	$	15

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company's income.

[d] Future benefit payments

		Defined benefit pension plans		Termination and long service arrangements		Retirement medical benefits plans		Total
Expected employer contributions – 2010	$	10	$	6	$	2	$	18
Expected benefit payments:								
2010	$	11	$	6	$	2	$	19
2011		12		7		2		21
2012		13		8		3		24
2013		14		9		3		26
2014		16		12		3		31
Thereafter		108		71		12		191
	$	174	$	113	$	25	$	312

[e] Plan assets

The asset allocation of the Company's defined benefit pension plans at December 31, 2009 and 2008, and the target allocation for 2010 is as follows:

	2010	2009	2008
Equity securities	**50 - 75%**	65%	58%
Fixed income securities	**5 - 45%**	33%	38%
Cash and cash equivalents	**0 - 40%**	2%	4%
	100%	100%	100%

The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

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Magna International Inc. 2009 Annual Report – Financial Statements 62 16. STOCK-BASED COMPENSATION [a] Incentive Stock Option Plan Under the amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to full-time employees, outside directors or consultants of the Company. The maximum number of shares that can be reserved for issuance under the option plan is 6.0 million shares. The number of unoptioned shares available to be reserved at December 31, 2009 was 31,412 [2008 - 1.1 million]. All options granted are for terms of up to seven years from the grant date except for the options granted prior to December 2003, which were generally for terms of up to 10 years from the grant date. Options issued prior to 2009 generally vested 20% on the date of the grant and 20% on each subsequent December 31 thereafter; options granted in 2009 vested 33% on the first and second anniversaries of the date of grant and 34% on the third anniversary. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant. The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]: Options outstanding Weighted average Number Number exercise of options of options price exercisable Outstanding at December 31, 2006 4,087,249 Cdn$77.45 3,811,336 Granted 55,000 90.81 – Exercised (825,174) 63.20 (825,174) Cancelled (374,872) 69.86 (366,041) Vested – – 292,756 Outstanding at December 31, 2007 2,942,203 Cdn$82.66 2,912,877 Granted 10,000 55.13 – Exercised (1,613) 55.00 (1,613) Cancelled (204,445) 90.36 (204,445) Vested – – 17,326 Outstanding at December 31, 2008 2,746,145 Cdn$82.01 2,724,145 Granted 1,075,000 33.09 – Exercised [i] (46,789) 63.02 (46,789) Cancelled [i] (199,084) 64.71 (189,084) Vested – – 6,000 Outstanding at December 31, 2009 3,575,272 Cdn$68.51 2,494,272 On February 26, 2010, the Company conditionally granted options to acquire 2,525,000 Class A Subordinate Voting Shares each with an exercise price of either Cdn$60.00 [being the closing price of the Class A Subordinate Voting Shares on the Toronto Stock Exchange [“TSX”] on such date] or $56.99 [being the closing price of the Class A Subordinate Voting Shares on The New York Stock Exchange [“NYSE”] on such date]. These options were granted pursuant to the Company’s 2009 Stock Option Plan, which remains subject to ratification by the Company’s shareholders at the Company’s Annual and Special Meeting of Shareholders to be held on May 6, 2010. [i] On August 12, 2009, following approval by the Company’s Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights [“SARs”] to certain executives in respect of 191,700 previously granted and unexercised stock options. On August 14, 2009, 166,411 SARs were exercised and an equal number of previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, the executives received, in aggregate, cash of $1 million, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company’s Class A Subordinate Voting Shares on the NYSE for the five consecutive trading days ending on the trading day immediately prior to the date of exercise. In addition, during the third quarter of 2009, 25,289 SARs were cancelled upon exercise of the corresponding number of options.

At December 31, 2009, the outstanding options consist of [number of options in the table below are expressed in whole numbers]:

Exercise price [Cdn$]	Options outstanding Number of options	Remaining contractual life [years]	Number of options exercisable
$25 to $45	1,076,000	6.2	1,000
$45 to $55	613,692	1.3	613,692
$55 to $65	30,000	1.0	30,000
$65 to $75	68,373	2.7	66,373
$75 to $85	232,015	2.6	232,015
$85 to $95	182,709	2.7	180,709
$95 to $105	1,116,500	2.1	1,114,500
$105 to $115	240,000	3.9	240,000
Over $115	15,983	2.5	15,983
	3,575,272		2,494,272
Weighted average exercise price	$ 68.51		$ 83.73

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	2009	2008	2007
Risk-free interest rate	**1.66%**	2.71%	4.33%
Expected dividend yield	**2.05%**	2.02%	1.14%
Expected volatility	**31%**	27%	22%
Expected time until exercise	**4 years**	4 years	4 years
Weighted average fair value of options granted or modified in year (Cdn$)	**$ 7.20**	$ 10.76	$ 19.50
Compensation expense recorded in selling, general and administrative expense	**$ 4**	$ –	$ 4

[b] Long-term retention program

The Company awarded certain executives an entitlement to Class A Subordinate Voting Shares in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death or disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

Information about the Company's long-term retention program is as follows:

	2009	2008	2007
Class A Subordinate Voting Shares awarded and not released	**685,989**	780,609	893,541
Reduction in stated value of Class A Subordinate Voting Shares	**$ 45**	$ 51	$ 55
Compensation expense recorded in selling, general and administrative expense	**$ 8**	$ 12	$ 17
Unamortized compensation expense recorded as a reduction of shareholders' equity	**$ 30**	$ 36	$ 36

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Magna International Inc. 2009 Annual Report – Financial Statements 64 [c] Restricted stock unit program In a number of different circumstances, the Company awarded restricted stock units [“RSUs”] to certain executives and other employees as part of the Company’s compensation program. These RSUs are notional units, each of which is equivalent to one Magna Class A Subordinate Voting Share. In most cases, the RSUs are redeemable solely at the Company’s option, either by delivery of the specified number of Class A Subordinate Voting Shares or the cash value on the redemption date [based on the 20-day weighted average trading price]. Redemption of the RSUs generally occurs on December 15 of the second year after the date of grant, subject to earlier redemption or cancellation in specified circumstances. In some cases, RSUs are subject to vesting and other conditions and quarterly dividend equivalents are paid to the grantees. 17. CAPITAL STOCK [a] At December 31, 2009, the Company’s authorized, issued and outstanding capital stock is as follows: Preference shares – issuable in series – The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding. Class A Subordinate Voting Shares and Class B Shares – Class A Subordinate Voting Shares without par value [unlimited amount authorized] have the following attributes: [i] Each share is entitled to one vote per share at all meetings of shareholders. [ii] Each share shall participate equally as to dividends with each Class B Share. Class B Shares without par value [authorized - 776,961] have the following attributes: [i] Each share is entitled to 300 votes per share at all meetings of shareholders. [ii] Each share shall participate equally as to dividends with each Class A Subordinate Voting Share. [iii] Each share may be converted at any time into a fully-paid Class A Subordinate Voting Share on a one-for-one basis. In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class. [b] On November 3, 2008, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation and/or for purposes of the Company’s long-term retention [restricted stock], RSU and similar programs, of up to 11,000,000 Magna Class A Subordinate Voting Shares of the Company [the “Bid”], representing approximately 9.9% of the public float of such shares. The Bid commenced on November 12, 2008, following the expiry of its prior bid on November 11, 2008, and terminated on November 11, 2009. All purchases of Class A Subordinate Voting Shares were made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

[c] Changes in the Class A Subordinate Voting Shares and Class B Shares consist of the following [number of shares in the following table are expressed in whole numbers]:

		Class A Subordinate Voting		Class B	
		Number of shares	Stated value	Number of shares	Stated value
Issued and outstanding at December 31, 2006		108,787,387	$ 2,505	1,092,933	$ –
Issued for cash under the Arrangement	[i]	20,000,000	1,531		
Repurchase and cancellation under the Substantial Issuer Bid	[i]	(11,902,654)	(280)		
Conversion of Class B Shares into Class A Subordinate Voting Shares	[i]	148,704	–	(148,704)	–
Repurchase and cancellation	[i]	–	–	(217,400)	–
Issued under the Incentive Stock Option Plan		523,810	33		
Issued under Stock Appreciation rights	[ii]	301,364	11		
Release of restricted stock		–	10		
Issued under the DRIP	[iii]	7,126	–		
Repurchase for restricted stock and RSU programs	[iv]	–	(20)		
Repurchase and cancellation under normal course issuer bid	[iv]	(2,521,553)	(82)		
Issued and outstanding at December 31, 2007		115,344,184	3,708	726,829	–
Release of restricted stock		–	10		
Issued under the RSU programs	[iv]	–	5		
Issued under the DRIP	[iii]	27,992	2		
Issued under the Incentive Stock Option Plan		1,613	–		
Repurchase for restricted stock and RSU programs	[iv]	–	(2)		
Repurchased		–	(4)		
Repurchase and cancellation under normal course issuer bid	[iv]	(3,494,730)	(114)		
Issued and outstanding at December 31, 2008		111,879,059	3,605	726,829	–
Release of restricted stock		–	6		
Issued under the DRIP	[iii]	7,183	–		
Issued under the Incentive Stock Option Plan		46,789	2		
Issued and outstanding at December 31, 2009		**111,933,031**	**$ 3,613**	**726,829**	**$ –**

[i] During 2007, following approval by Magna's Class A Subordinate Voting and Class B Shareholders, the Company completed the court-approved plan of arrangement [the "Arrangement"] whereby OJSC Russian Machines ["Russian Machines"], a wholly-owned subsidiary of Basic Element Limited ["Basic Element"], made an investment in Magna.

In accordance with the Arrangement:

[a] Russian Machines invested $1.531 billion [net of issue costs of $6 million] to indirectly acquire 20 million Class A Subordinate Voting Shares of Magna from treasury.

[b] The Company purchased 217,400 Class B Shares for cancellation, representing all the outstanding Class B Shares, other than those indirectly controlled by the Stronach Trust, for approximately $24 million, and the number of votes per Class B Share was reduced from 500 votes to 300 votes. The excess cash paid over the book value of the Class B Shares repurchased of $24 million was charged to retained earnings.

[c] The Stronach Trust and certain members of the Company's executive management combined their respective shareholdings in Magna [in the case of executive management, a portion of their shareholdings], together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement, into M Unicar Inc., a new Canadian holding company.

Prior to completion of the Arrangement, Magna caused the conversion of 148,704 Class B Shares held by the MIC Trust and 865714 Ontario Inc., a wholly-owned subsidiary of Magna, into Class A Subordinate Voting Shares.

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On September 25, 2007, the Company also completed a Substantial Issuer Bid pursuant to which it purchased for cancellation 11.9 million Class A Subordinate Voting Shares for an aggregate purchase price of approximately $1.1 billion [including $2 million of costs relating to the transaction]. The excess paid over the book value of the Class A Subordinate Voting Shares repurchased of $655 million was charged to retained earnings.

On October 3, 2008, Russian Machines' participation in the Arrangement terminated. As a result, Russian Machines no longer has any interest in the 20 million Class A Subordinate Voting Shares or any interest in M Unicar Inc.

[ii] On June 29, 2007, following approval by the Company's Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights ["SARs"] to the Company's Chairman, Mr. Stronach, and an associated company, Stronach & Co., in respect of 648,475 previously granted and unexercised stock options.

Simultaneously, all such SARs were exercised and all of the previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, Stronach & Co. and Mr. Stronach received 301,364 Magna Class A Subordinate Voting Shares, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company's Class A Subordinate Voting Shares on the TSX or NYSE [based on the surrendered options' currency] for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

[iii] The Company has a Dividend Reinvestment Plan ["DRIP"] whereby shareholders have the option to receive their dividends in the form of Class A Subordinate Voting Shares in lieu of cash.

[iv] During 2008, the Company purchased for cancellation 3.5 million [2007 - 2.5 million] Magna Class A Subordinate Voting Shares under normal course issuer bids for cash consideration of $245 million [2007 - $207 million]. The excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $98 million [2007 - $100 million] was charged to retained earnings.

During 2008, the Company also purchased 32,652 Magna Class A Subordinate Voting Shares [2007 - 234,214] for aggregate cash consideration of $2 million [2007 - $20 million]. A portion of these shares were awarded to certain executives under the restricted stock program and a portion of these shares are being held in trust for purposes of the Company's RSU program and are reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares. During 2008, the Company issued 49,604 Magna Class A Subordinate Voting Shares from the trust to settle amounts owing under the Company's RSU program.

[d] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 9, 2010 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,646,332
Stock options *[note 16]*	3,468,300
	116,114,632

18. CONTRIBUTED SURPLUS

Contributed surplus consists primarily of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares and the accumulated restricted stock compensation expense. The following is a continuity schedule of contributed surplus:

	2009	2008	2007
Balance, beginning of year	**$ 67**	$ 58	$ 65
Stock-based compensation expense	**10**	19	18
Exercise of options	**–**	–	(4)
Release of restricted stock	**(6)**	(10)	(10)
Redemption of restricted stock units	**(7)**	–	–
Exercise of stock appreciation rights *[note 16]*	**(1)**	–	(11)
	$ 63	$ 67	$ 58

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19. ACCUMULATED OTHER COMPREHENSIVE INCOME The following is a continuity schedule of accumulated other comprehensive income: 2009 2008 2007 Accumulated net unrealized gains on translation of net investment in foreign operations Balance, beginning of year $ 447 $ 1,360 $ 814 Net unrealized gains (losses) on translation of net investment in foreign operations 407 (765) 753 Reclassification of gain on translation of net investment in foreign operations to net income [a] – (116) (26) Repurchase of shares [note 17] – (32) (181) Balance, end of year 854 447 1,360 Accumulated net unrealized loss on cash flow hedges [b] Balance, beginning of year (113) (10) – Net unrealized gains (losses) on cash flow hedges 41 (102) (8) Reclassification of net losses (gains) on cash flow hedges to net (loss) income 59 (1) 1 Adjustment for change in accounting policy – – (3) Balance, end of year (13) (113) (10) Total accumulated other comprehensive income $ 841 $ 334 $ 1,350 [a] In the normal course of business, the Company reviews its cash investment strategies, including where such funds are invested. As a result of these reviews, during 2008 and 2007, the Company repatriated funds from Europe and as a result recorded foreign currency gains in selling, general and administrative expense of $116 million and $26 million, respectively. [b] The amount of income tax (obligation) benefit that has been netted in the amounts above is as follows: 2009 2008 2007 Balance, beginning of year $ 48 $ 4 $ – Net unrealized (gains) losses on cash flow hedges (27) 42 3 Reclassification of net (losses) gains on cash flow hedges to net (loss) income (23) 2 – Adjustment for change in accounting policy – – 1 Balance, end of year $ (2) $ 48 $ 4 The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $2 million [net of income tax of $3 million]. 20. CAPITAL DISCLOSURES The Company manages capital in order to ensure it has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding. The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the consolidated balance sheets. Total capitalization includes debt and all components of shareholders’ equity. Magna International Inc. 2009 Annual Report – Financial Statements 67

The Company's capitalization and debt to total capitalization is as follows:

		2009		2008
Liabilities				
Bank indebtedness	$	**48**	$	909
Long-term debt due within one year		**16**		157
Long-term debt		**115**		143
		179		1,209
Shareholders' equity		**7,360**		7,363
Total capitalization	$	**7,539**	$	8,572
Debt to total capitalization		**2.4%**		14.1%

21. FINANCIAL INSTRUMENTS

[a] Foreign exchange contracts

At December 31, 2009, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars				For U.S. dollars		For GBP	
Buy (Sell)	U.S. dollar amount	Weighted average rate	Euro amount	Weighted average rate	Peso amount	Weighted average rate	Euro amount	Weighted average rate
2010	201	1.0865	4	1.5664	1,062	0.0768	18	0.8243
2010	(350)	1.1120	(93)	1.6052	–	–	(93)	0.7939
2011	33	1.0566	–	–	633	0.0719	6	0.8467
2011	(99)	1.0459	(28)	1.5765	–	–	(56)	0.7846
2012	15	1.0813	–	–	265	0.0696	3	0.9098
2012	(11)	1.1018	(21)	1.6120	–	–	(35)	0.7946
2013	(13)	1.0698	–	–	–	–	–	0.7375
	(224)		(138)		1,960		(157)	

Based on forward foreign exchange rates as at December 31, 2009 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company's foreign exchange forward contracts recognized in other comprehensive income are approximately $63 million and $71 million, respectively *[note 19]*.

The Company does not enter into foreign exchange forward contracts for speculative purposes.

[b] Natural gas swap contracts

The Company uses natural gas swap contracts to manage the cash flow risk of a portion of its forecasted natural gas purchases in Canada and the United States over the period to December 2014. Swaps outstanding at December 31, 2009 have a total volume of 3.6 million Gigajoule ["GJ"] with a fixed price range of between $4.98 per GJ and $8.93 per GJ for Canada and a total volume of 3.1 million MMBTU ["Million British Thermal Units"] with a fixed price range of between $5.07 per MMBTU and $8.83 per MMBTU for the United States. The unrecognized losses on these natural gas swap contracts at December 31, 2009 was $8 million and are recognized in other comprehensive income.

The Company does not enter into natural gas swap contracts for speculative purposes.

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[c] Financial assets and liabilities The Company’s financial assets and liabilities consist of the following: 2009 2008 Held-for-trading Cash and cash equivalents $ 1,334 $ 2,757 Investment in ABCP 85 64 $ 1,419 $ 2,821 Held-to-maturity investments Severance investments $ 7 $ 9 Loans and receivables Accounts receivable $ 3,062 $ 2,821 Long-term receivables included in other assets 50 67 Income taxes receivable 50 11 $ 3,162 $ 2,899 Other financial liabilities Bank indebtedness $ 48 $ 909 Long-term debt (including portion due within one year) 131 300 Accounts payable 3,001 2,744 Accrued salaries and wages 372 448 Other accrued liabilities 862 835 $ 4,414 $ 5,236 [d] Fair value The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below: Cash and cash equivalents, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes receivable. Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values. Investments At December 31, 2009, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$134 million. The carrying value and estimated fair value of this investment was Cdn$88 million [December 31, 2008 - Cdn$79 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant [note 8]. In addition, fair value information is not readily available for the Company’s investment in equity accounted investees. However, management believes the market value to be in excess of the carrying value of these investments. Term debt The Company’s term debt includes $16 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value. The fair value of the Company’s long-term debt, based on current rates for debt with similar terms and maturities, is not materially different from its carrying value. [e] Credit risk The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, investment in ABCP, held-to-maturity investments and foreign exchange forward contracts with positive fair values. Magna International Inc. 2009 Annual Report – Financial Statements 69

Magna International Inc. 2009 Annual Report – Financial Statements 70 The Company’s held-for-trading investments include an investment in ABCP [note 8]. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing of cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment. Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution. The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts. In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. Sales to the Company’s three largest customers, General Motors, BMW and Ford for the year ended December 31, 2009 represented 49% of the Company’s total sales. For the year ended December 31, 2009, sales to the Company’s six largest customers (including the Detroit 3) represented 82% of the Company’s total sales and substantially all of our sales are to customers in which the Company has ongoing contractual relationships. [f] Interest rate risk The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on its cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period. In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed. 22. INTERESTS IN JOINTLY CONTROLLED ENTITIES The following is the Company’s combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest [before eliminations]: Balance Sheets 2009 2008 Current assets $ 216 $ 203 Long-term assets $ 73 $ 60 Current liabilities $ 99 $ 81 Long-term liabilities $ 39 $ 44 Statements of Income 2009 2008 2007 Sales $ 578 $ 757 $ 831 Cost of goods sold, expenses and income taxes 473 618 712 Net income $ 105 $ 139 $ 119 Statements of Cash Flows 2009 2008 2007 Cash provided from (used for): Operating activities $ 117 $ 134 $ 146 Investment activities $ (17) $ (7) $ (26) Financing activities $ (110) $ (126) $ (95) The Company’s share of equity in the jointly controlled entities includes undistributed earnings of $104 million [2008 - $104 million].

23. TRANSACTIONS WITH RELATED PARTIES Mr. Frank Stronach and Ms. Belinda Stronach, Magna’s Chairman and Executive Vice-Chairman, respectively, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly controls Magna through the right to direct the votes attaching to 100% of Magna’s Class B Shares. The Stronach Trust controls MID and therefore Magna Entertainment Corp. [“MEC”] until March 5, 2009 [the date MEC filed for creditor protection in the United States], through the right to direct the votes attaching to approximately 66% of MID’s Class B Shares. In the normal course of business, Magna leases various land and buildings from MID under operating lease agreements, which are effected on normal commercial terms [note 14]. The leases are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Lease expense included in the consolidated statements of (loss) income and comprehensive (loss) income with respect to MID for the year ended December 31, 2009 was $149 million [2008 - $156 million; 2007 - $159 million]. Included in accounts payable are trade amounts owing to MID and its subsidiaries of $0.5 million [2008 - $0.4 million]. Included in accounts receivable are amounts owed from MEC of $1.1 million [2008 - $0.6 million]. During the first quarter of 2010, the Company entered into an agreement to sell an office building located in Vienna, Austria to Siegfried Wolf for $11.5 million [€8.4 million]. Mr. Wolf is Magna’s Co-Chief Executive Officer and a member of the Company’s Board of Directors. The transaction was reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee. During the first quarter of 2009, the Company entered into an agreement to purchase approximately 100 acres of real estate located in Oberwaltersdorf, Austria from MEC for $6.0 million [€4.6 million]. The transaction was reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee. The transaction closed on April 28, 2009. During the fourth quarter of 2007, the Company entered into an agreement to purchase 225 acres of real estate located in Austria from MEC for $29 million [€20 million]. The transaction closed during the first quarter of 2008 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals. The Company has agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, the Company has an agreement with the Chairman of the Board for the provision of business development and other services. The cost of these agreements is measured at the exchange amount. No amounts were expensed under these agreements in 2009. The aggregate amount expensed under these agreements with respect to the years ended December 31, 2008 and 2007 was $10 million and $40 million, respectively. During the year ended December 31, 2009, trusts, which exist to make orderly purchases of the Company’s shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $30 million [2008 - $35 million; 2007 - $56 million] from the Company to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2009, the trusts’ indebtedness to the Company was $19 million [2008 - $24 million]. During 2007 and 2008, in the normal course of business, the Company entered into agreements to supply products, and provide planning, management and engineering services to companies under Basic Element’s control. Sales to affiliates of Basic Element are under normal commercial terms and are measured at the exchange amount. Sales included in the consolidated statements of income and comprehensive (loss) income for the year ended December 31, 2008 [to October 3, 2008] with respect to affiliates of Basic Element were $29 million [2007 - $7 million]. 24. CONTINGENCIES [a] In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. Magna International Inc. 2009 Annual Report – Financial Statements 71

Magna International Inc. 2009 Annual Report – Financial Statements 72 [i] In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things: breach of fiduciary duty by the Company and two of its subsidiaries; breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited; the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America; a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and oppression by the defendants. The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. The Company has filed an Amended Statement of Defence and Counterclaim. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence before 2011. The Company believes it has valid defenses to the plaintiff’s claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome. [b] In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 13], however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience. 25. SEGMENTED INFORMATION [a] Magna, a diversified global automotive supplier, follows a corporate policy of functional and operational decentralization. It conducts its operations through divisions, which function as autonomous business units. As at December 31, 2009, Magna had 238 manufacturing operations and 79 product development, engineering and sales centres in 25 countries. Magna designs, develops and manufactures technologically advanced systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to OEMs of cars and light trucks in North America, Europe and Rest of World (primarily Asia, South America and Africa). The Company’s capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly. Magna’s success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, consumer credit availability, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations. Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. A Co-Chief Executive Officer heads management in each of the Company’s two primary markets, North America and Europe. The role of the North American and European management teams is to manage Magna’s interests to ensure a coordinated effort across the Company’s different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company’s operations while permitting the divisions enough flexibility through Magna’s decentralized structure to foster an entrepreneurial environment.

Consistent with the above, the Company's internal financial reporting separately segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The accounting policies of each segment are the same as those set out under 'Significant Accounting Policies' *[note 1]* and intersegment sales and transfers are accounted for at fair market value.

The following table shows certain information with respect to segment disclosures:

2009	Total sales	External sales	Depreciation and amortization	EBIT[i]	Goodwill	Fixed asset additions	Fixed assets, net
North America							
Canada	$ 3,597	$ 3,230				$ 76	$ 668
United States	3,935	3,750				71	691
Mexico	1,305	1,166				61	372
Eliminations	(538)	–				–	–
North America	8,299	8,146	$ 416	$ (113)	$ 634	208	1,731
Europe							
Euroland [ii]	6,843	6,693				188	1,070
Great Britain	748	748				4	67
Other European countries	1,145	1,026				103	367
Eliminations	(178)	–				–	–
Europe	8,558	8,467	274	(415)	421	295	1,504
Rest of World	786	734	26	43	76	32	186
Corporate and Other [iii], [iv]	(276)	20	21	(19)	1	94	390
Total reportable segments	$ 17,367	$ 17,367	$ 737	$ (504)	$ 1,132	$ 629	3,811
Current assets							6,303
Investments, goodwill and other assets							2,189
Consolidated total assets							$ 12,303

2008	Total sales	External sales	Depreciation and amortization	EBIT[i]	Goodwill	Fixed asset additions	Fixed assets, net
North America							
Canada	$ 5,480	$ 5,134				$ 87	$ 682
United States	5,250	5,043				139	806
Mexico	1,840	1,649				56	374
Eliminations	(653)	–				–	–
North America	11,917	11,826	$ 535	$ (106)	$ 675	282	1,862
Europe							
Euroland [ii]	9,608	9,383				278	1,107
Great Britain	1,160	1,157				13	66
Other European countries	903	761				53	191
Eliminations	(240)	–				–	–
Europe	11,431	11,301	291	241	409	344	1,364
Rest of World	611	560	23	32	75	47	173
Corporate and Other [iii], [iv]	(255)	17	24	99	1	66	302
Total reportable segments	$ 23,704	$ 23,704	$ 873	$ 266	$ 1,160	$ 739	3,701
Current assets							7,351
Investments, goodwill and other assets							2,137
Consolidated total assets							$ 13,189

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Magna International Inc. 2009 Annual Report – Financial Statements 74 2007 Depreciation Fixed Fixed Total External and asset assets, sales sales amortization EBIT[i] Goodwill additions net North America Canada $ 7,043 $ 6,721 $ 169 $ 1,137 United States 5,972 5,792 159 989 Mexico 1,560 1,370 59 380 Eliminations (628) – – – North America 13,947 13,883 $ 564 $ 688 $ 735 387 2,506 Europe Euroland [ii] 10,021 9,839 200 1,126 Great Britain 1,203 1,201 20 95 Other European countries 793 689 29 136 Eliminations (195) – – – Europe 11,822 11,729 268 359 431 249 1,357 Rest of World 504 446 19 20 71 39 152 Corporate and Other [iii], [iv] (206) 9 21 23 – 66 292 Total reportable segments $ 26,067 $ 26,067 $ 872 $ 1,090 $ 1,237 $ 741 4,307 Current assets 8,770 Investments, goodwill and other assets 2,266 Consolidated total assets $ 15,343 Notes: [i] EBIT represents operating income before interest income or expense. [ii] For purposes of segmentation, Euroland has been defined as those European countries that have adopted the euro as their common currency. [iii] Included in Corporate and Other EBIT are intercompany fees charged to the automotive segments. [iv] During the year ended December 31, 2009, equity income of $7million is included in the Corporate and Other segment [2008 - $19 million; 2007 - $11 million]. [b] The following table aggregates external revenues by customer as follows: 2009 2008 2007 General Motors $ 3,209 $ 5,008 $ 6,341 BMW 2,763 4,442 5,006 Ford Motor Company 2,564 3,286 3,860 Volkswagen 2,139 1,899 1,629 Fiat / Chrysler Group 1,842 3,164 3,650 Daimler AG 1,792 2,335 1,962 Other 3,058 3,570 3,619 $ 17,367 $ 23,704 $ 26,067 [c] The following table summarizes external revenues generated by automotive products and services: 2009 2008 2007 Exterior and interior systems $ 6,010 $ 7,806 $ 8,112 Body systems and chassis systems 3,398 4,616 5,274 Powertrain systems 2,530 3,357 3,809 Complete vehicle assembly 1,764 3,306 4,008 Tooling, engineering and other 1,555 1,856 1,735 Vision and electronic systems 1,329 1,650 1,811 Closure systems 781 1,113 1,318 $ 17,367 $ 23,704 $ 26,067

26. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES The Company’s accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for: [a] Joint ventures The Company has certain interests in jointly controlled entities that have been proportionately consolidated in the Company’s financial statements [note 22]. For U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders’ equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities. [b] Financial instruments Prior to redemption, the Company’s subordinated debentures were recorded in part as debt and in part as shareholders’ equity. Under U.S. GAAP, the subordinated debentures would be recorded entirely as debt. [c] In-house tooling and engineering For U.S. GAAP purposes, in-house engineering service and tooling contracts entered into prior to January 1, 2004, provided in conjunction with subsequent assembly or production activities, were regarded as a single arrangement. The revenue and the related cost of goods sold for these activities are recognized over the estimated life of the assembly or production arrangement. [d] Stock-based compensation Under U.S. GAAP rules contained in Accounting Standards Codification 718, “Compensation – Stock Compensation [“ASC 718”] the Company is required to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of income and comprehensive (loss) income over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted. The Company had prospectively adopted the new Canadian GAAP recommendations related to stock-based compensation for all options granted to employees on or after January 1, 2003. The Canadian GAAP recommendations were substantially harmonized with the U.S. GAAP rules contained in ASC 718, which were also adopted by the Company prospectively for all options granted on or after January 1, 2003. For options granted prior to January 1, 2003, the Company measures compensation cost prior to January 1, 2006 under U.S. GAAP using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” for awards granted to employees and the fair value-based method of accounting as prescribed by ASC 718 for awards granted to non-employees. The same treatment is applicable under Canadian GAAP but only for options granted between January 1, 2002 and December 31, 2002. [e] Cumulative translation adjustment Under U.S. GAAP, Accounting Standards Codification 830, “Foreign Currency Matters” [“ASC 830”], the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under ASC 830, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to recognize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company’s net investment in a foreign subsidiary resulting from capital transactions. [f] Accounting for uncertain tax positions For U.S. GAAP purposes, the Company applies Accounting Standards Codification 740, “Income Taxes” [“ASC 740”] clarifies the accounting for income taxes by prescribing a “more likely than not” minimum recognition threshold a tax position is required to meet before being recognized in the financial statements, and clearly scopes income taxes out of Accounting Standards Codification 450, “Contingencies” [“ASC 450”]. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure. For Canadian GAAP purposes, the Company continues to use a policy consistent with ASC 450 approach to accounting for uncertain tax positions. Under ASC 740, uncertain tax positions for which the timing of their resolution is not expected in the current year should be recognized as long-term liabilities. Magna International Inc. 2009 Annual Report – Financial Statements 75

Magna International Inc. 2009 Annual Report – Financial Statements 76 [g] Derivative instruments The Company reviewed its other commercial contracts outstanding as at December 31, 2009, 2008 and 2007 in relation to Accounting Standards Codification 815, “Derivatives and Hedging” [“ASC 815”] and determined that there are no embedded derivatives as defined therein. [h] Pensions and post retirement benefits Under U.S. GAAP, Accounting Standards Codification 715, “Compensation – Retirement Benefits” [“ASC 715”] the Company is required to recognize the funded status of each defined benefit post employment plan on the balance sheet. The aggregated under funded plans are recognized as a current liability and a non-current liability. The current liability is the amount by which the actuarial present value of benefits included in the benefit obligation in the next 12 months exceeds the fair value of plan assets, determined on a plan-by-plan basis. [i] Change in reporting currency Effective December 31, 1998, the Company changed its reporting currency to the U.S. dollar. Under Canadian GAAP, the Company’s consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998, whereas for U.S. GAAP, the current rate method under ASC 830 was used. [j] Related party transactions For U.S. GAAP purposes, transfers of assets between entities under common control should be valued at historical cost or market, if lower. The difference between the carrying amount of the assets received and the consideration paid on acquisitions from MEC [note 23] is treated as a reduction in capital. [k] Business Combinations On January 1, 2009, the Company adopted the new accounting principles for business combinations in Accounting Standards Codification 805 “Business Combinations” [“ASC 805”]. The principles change how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key changes include: (i) recognition of transaction costs in current period earnings; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; and (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings. [l] The following tables present net (loss) income and earnings (loss) per share information following U.S. GAAP: 2009 2008 2007 Net (loss) income under Canadian GAAP $ (493) $ 71 $ 663 Adjustments [net of related tax effects]: In-house tooling and engineering [c] 9 5 7 Compensation expense [d] (1) 2 – Translation gain realized on the reduction of the net investment in a foreign subsidiary [e] – (116) (26) Uncertain tax positions [f] – (2) 2 Reduction in US GAAP future tax asset (4) – – Related party transactions [j] – 1 2 Business combinations [k] 6 – – Net (loss) income under U.S. GAAP (483) (39) 648 Other comprehensive (loss) income: Foreign currency translation adjustment 398 (795) 570 Net unrealized losses on cash flow hedges [g] 41 (102) (8) Reclassification of net losses on cash flow hedges to net income 59 (1) 1 Pension and post retirement benefits [h] 15 (57) 49 Comprehensive income (loss) under U.S. GAAP $ 30 $ (994) $ 1,260

2009 2008 2007 Earnings (loss) per Class A Subordinate Voting or Class B Share under U.S. GAAP: Basic $ (4.32) $ (0.35) $ 5.82 Diluted $ (4.32) $ (0.35) $ 5.74 Earnings (loss) per share data were computed as follows: Basic earnings (loss) per Class A Subordinate Voting or Class B Share Net (loss) income under U.S. GAAP $ (483) $ (39) $ 648 Average number of Class A Subordinate Voting and Class B Shares outstanding during the year 111.8 112.8 111.4 Basic earnings (loss) per Class A Subordinate Voting or Class B Share $ (4.32) (0.35) $ 5.82 Diluted earnings (loss) per Class A Subordinate Voting or Class B Share Net income (loss) under U.S. GAAP $ (483) $ (39) $ 648 Adjustment [net of related tax effect]: Interest on 6.5% Convertible Subordinated Debentures – – 6 $ (483) $ (39) $ 654 Average number of Class A Subordinate Voting and Class B Shares outstanding during the year 111.8 112.8 111.4 Stock options – – 1.6 6.5% Convertible Subordinated Debentures – – 1.1 111.8 112.8 114.1 Diluted earnings (loss) per Class A Subordinate Voting or Class B Share $ (4.32) $ (0.35) $ 5.74 Magna International Inc. 2009 Annual Report – Financial Statements 77

[m] The following tables indicate the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

2009												
		Canadian GAAP		**In-house tooling and engineering**		**Uncertain tax positions**		**Pensions and post retirement benefits**		**Other**		**U.S. GAAP**
Income taxes receivable	$	50	$	–	$	125	$	–	$	–	$	175
Fixed assets	$	3,811	$	–	$	–	$	–	$	(38)	$	3,773
Goodwill	$	1,132	$	–	$	–	$	–	$	6	$	1,138
Future tax assets	$	168	$	–	$	(3)	$	6	$	–	$	171
Other assets	$	651	$	–	$	–	$	23	$	–	$	674
Other accrued liabilities	$	862	$	13	$	–	$	6	$	–	$	881
Other long-term liabilities	$	369	$	–	$	122	$	67	$	–	$	558
Future tax liabilities	$	141	$	–	$	–	$	4	$	–	$	145
Shareholders' equity:												
Capital stock	$	3,613	$	–	$	–	$	–	$	166	$	3,779
Contributed surplus	$	63	$	–	$	–	$	–	$	(43)	$	20
Retained earnings	$	2,843	$	(5)	$	–	$	(4)	$	(50)	$	2,784
Accumulated other comprehensive income	$	841	$	(8)	$	–	$	(44)	$	(105)	$	684
Shareholders' equity	$	7,360	$	(13)	$	–	$	(48)	$	(32)	$	7,267

2008												
		Canadian GAAP		In-house tooling and engineering		Uncertain tax positions		Pensions and post retirement benefits		Other		U.S. GAAP
Income taxes receivable	$	11	$	–	$	125	$	–	$	–	$	136
Fixed assets	$	3,701	$	–	$	–	$	–	$	(38)	$	3,663
Goodwill	$	1,160	$	–	$	–	$	–	$	–	$	1,160
Future tax assets	$	182	$	–	$	54	$	6	$	–	$	242
Other assets	$	601	$	–	$	–	$	12	$	–	$	613
Other accrued liabilities	$	835	$	20	$	–	$	8	$	–	$	863
Other long-term liabilities	$	423	$	–	$	179	$	65	$	–	$	667
Future tax liabilities	$	136	$	(5)	$	–	$	4	$	(2)	$	133
Shareholders' equity:												
Capital stock	$	3,605	$	–	$	–	$	–	$	166	$	3,771
Contributed surplus	$	67	$	–	$	–	$	–	$	(44)	$	23
Retained earnings	$	3,357	$	(14)	$	–	$	–	$	(55)	$	3,288
Accumulated other comprehensive income	$	334	$	(1)	$	–	$	(59)	$	(103)	$	171
Shareholders' equity	$	7,363	$	(15)	$	–	$	(59)	$	(36)	$	7,253

27. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.

Magna International Inc. 2009 Annual Report – Financial Statements
78

MAGNA INTERNATIONAL INC.

Supplementary Financial and Share Information

FINANCIAL SUMMARY

(U.S. dollars in millions, except per share figures)
(unaudited)

Years ended December 31,	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Total sales	17,367	23,704	26,067	24,180	22,811	20,653	15,345	12,422	10,507	10,099
Depreciation	737	873	872	790	711	598	506	423	399	372
Net (loss) income from continuing operations	(493)	71	663	528	639	676	567	556	511	548
Net (loss) income	(493)	71	663	528	639	676	500	540	515	551
Diluted (loss) earnings per Share from continuing operations	(4.41)	0.62	5.86	4.78	5.90	6.95	5.89	6.23	6.05	6.46
Diluted (loss) earnings per Share	(4.41)	0.62	5.86	4.78	5.90	6.95	5.19	6.06	6.09	6.44
Average number of shares outstanding	111.8	112.8	111.4	108.6	106.7	96.7	95.9	88.7	80.1	78.5
Cash dividends paid per share	0.18	1.26	1.15	1.52	1.52	1.48	1.36	1.36	1.36	1.24
Cash flow from operations	527	1,054	1,593	1,596	1,698	1,381	1,184	1,404	934	626
Capital expenditures	629	739	741	793	848	859	801	833	486	645
Working capital	2,004	2,258	3,112	2,277	2,215	2,183	1,937	1,433	1,314	1,056
Fixed assets, net	3,811	3,701	4,307	4,114	4,124	3,967	3,313	3,676	3,020	3,020
Total assets	12,303	13,189	15,343	13,154	12,321	11,615	9,871	8,910	6,939	6,633
Long-term debt	115	143	337	605	700	984	766	608	945	1,338
Shareholders' equity	7,360	7,363	8,642	7,157	6,565	5,335	4,533	5,095	3,829	3,264
Long-term debt to equity ratio	0.02:1	0.02:1	0.04:1	0.08:1	0.11:1	0.18:1	0.17:1	0.12:1	0.25:1	0.41:1

Magna International Inc. 2009 Annual Report – Financial Statements
79

Share Information

The Class A Subordinate Voting Shares ("Class A Shares") are listed and traded in Canada on the Toronto Stock Exchange ("TSX") and in the United States on the New York Stock Exchange ("NYSE"). As of February 28, 2010 there were 1,762 registered holders of Class A Shares.

Distribution of Shares held by Registered Shareholders

	Class A
Canada	83.4%
United States	16.1%
Other	0.5%

Dividends

Dividends on the Magna Class A Subordinate Voting and Class B Shares for 2009 were paid on March 23, 2009, at the rate of U.S. $0.18. On May 5, 2009, Magna's Board of Directors suspended payment of subsequent dividends until further notice. Magna's dividends have been designated as "eligible dividends" for purposes of subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna's website (www.magna.com), under "Investors - Dividends & Interest".

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sale prices and volumes of Class A Shares traded in each case as reported by the TSX and NYSE, respectively.

Class A (TSX) (Cdn$)

	Year ended December 31, 2009			Year ended December 31, 2008		
Quarter	**Volume**	**High**	**Low**	Volume	High	Low
1st	**20,277,067**	**42.31**	**25.44**	21,341,645	82.00	67.51
2nd	**23,446,255**	**49.38**	**32.47**	16,156,002	81.66	59.89
3rd	**19,226,105**	**55.25**	**43.68**	18,028,074	67.52	52.77
4th	**19,174,396**	**54.66**	**42.03**	28,261,420	54.88	29.13

Class A (NYSE) (U.S.$)

	Year Ended December 31, 2009			Year ended December 31, 2008		
Quarter	**Volume**	**High**	**Low**	Volume	High	Low
1st	**32,297,145**	**35.73**	**19.63**	13,110,000	81.96	69.08
2nd	**31,971,349**	**42.50**	**25.89**	11,218,700	80.05	59.05
3rd	**21,859,421**	**51.96**	**40.09**	23,793,270	64.80	51.11
4th	**21,699,261**	**51.94**	**39.01**	45,386,511	50.75	22.85

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Mixed Sources Product group from well-managed forests and other controlled sources www.fsc.org Cert no. SW-COC-000952 © 1996 Forest Stewardship Council

2009 Annual Report Additional copies of this 2009 Annual Report or copies of our quarterly reports may be obtained from: The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. ©Magna International Inc. 2010. Magna and the logo are registered trademarks of Magna International Inc. The 2010 Annual and Special Meeting of Shareholders The 2010 Annual and Special Meeting of Shareholders will be held at Hilton Suites Toronto/Markham Conference Centre, 8500 Warden Avenue, Markham, Ontario, Canada on Thursday, May 6, 2010 commencing at 10:00 a.m. (Toronto time). Corporate Directory Directors Frank Stronach Chairman Michael D. Harris Lead Director Lady Barbara Judge Louis E. Lataif Donald Resnick Belinda Stronach Franz Vranitzky Donald J. Walker Siegfried Wolf Lawrence D. Worrall Corporate Office Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Telephone: (905) 726-2462 www.magna.com Officers Frank Stronach Chairman of the Board Donald J. Walker Co-Chief Executive Officer Siegfried Wolf Co-Chief Executive Officer Belinda Stronach Executive Vice-Chairman Herbert H. Demel Chief Operating Officer, Vehicles and Powertrain Tom J. Skudutis Chief Operating Officer, Exteriors and Interiors Manfred Eibeck Executive Vice-President, Magna Europe Vincent J. Galifi Executive Vice-President and Chief Financial Officer Peter P. Koob Executive Vice-President, Corporate Development Marc J. Neeb Executive Vice-President, Global Human Resources Alon S. Ossip Executive Vice-President Jeffrey O. Palmer Executive Vice-President and Chief Legal Officer James J. Tobin, Sr. Executive Vice-President, Business Development Gerd R. Brusius Vice-President, Corporate Sales and Marketing Gary M. Cohn Vice-President, Mergers and Acquisitions Joachim V. Hirsch Vice-President, Special Projects Hubert Hödl Vice-President, Marketing and New Business Development – Europe Robert D. Merkley Vice-President, Internal Audit As a “foreign private issuer” listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which our corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/Proxy Statement for our 2010 Annual and Special Meeting of Shareholders for a description of our corporate governance practices in comparison to the requirements and guidelines of the Canadian securities administrators. Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna’s Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072. Patrick McCann Vice-President, Finance Scott E. Paradise Vice-President, Marketing and New Business Development – The Americas Thomas A. Schultheiss Vice-President and General Counsel – Europe Bassem A. Shakeel Vice-President and Secretary Michael G. R. Sinnaeve Vice-President, Operational Improvement and Quality – The Americas Louis B. Tonelli Vice-President, Investor Relations Riccardo C. Trecroce Vice-President and General Counsel – North America David M. Williamson Vice-President, Taxation Paul H. Brock Treasurer Robert Cecutti Controller Transfer Agent and Registrar Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario, Canada M5J 2Y1 Telephone: 1-800-564-6253 Computershare Trust Company N.A. 250 Royall Street Canton, MA, USA 02021 Telephone: (781) 575-3120 www.computershare.com Exchange Listings Class A Subordinate Voting Shares Toronto Stock Exchange MG.A New York Stock Exchange MGA

Magna International Inc. 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462 Fax: (905) 726-7164 Visit our website at: www.magna.com Printed in Canada